SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	06-30-2024	12-31-2023	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,467,049	4,175,578	291,471
Non-current assets	13,503,787	13,734,786	(230,999)
Total assets	17,970,836	17,910,364	0.34%

	06-30-2024	12-31-2023	Variation
Liabilities	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	2,464,571	2,071,742	392,829
Non-current liabilities	7,587,121	7,829,593	(242,472)
Non–controlling interests	6,683	6,583	100
Equity attributable to parent company	7,912,461	8,002,446	(89,985)
Total net equity and liabilities	17,970,836	17,910,364	0.34%

As of June 30, 2024, total assets increased MU.S.$ 60 compared to December 31, 2023, equivalent to a 0.34% variation. This variation was driven mainly by an increase in cash and cash equivalents and inventories which were offset by a lower balance of trade and other current receivables and property, plant and equipment.

In turn, total liabilities increased by MU.S.$ 150 principally driven by increases in financial liabilities and non-financial liabilities by provision of minimum dividend.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	06-30-2024	12-31-2023
Current liquidity (current assets / current liabilities)	1.81	2.02
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.04	1.16

Debt indicators	06-30-2024	12-31-2023
Debt to equity ratio (total liabilities / equity)	1.27	1.24
Short-term debt to total debt (current liabilities / total liabilities)	0.25	0.21
Long-term debt to total debt (non-current liabilities / total liabilities)	0.75	0.79

	06-30-2024	06-30-2023
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	1.72	(0.08)

Activity ratio	06-30-2024	12-31-2023
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.40	2.66
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.02	3.31
Inventory permanence-days ((inventories + biological assets) /cost of sales)	149.94	135.50
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	119.10	108.89

As of June 30, 2024, the short-term debt to total debt ratio represented 25% of total liabilities (21% as of December 31, 2023).

Our financial expenses coverage ratio increased from (0.08) to 1.72, mainly due to the profits before taxes generated for the six-months period ended June 30, 2024, compared to the losses before taxes generated in the same period of 2023.

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

b)	Statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 148 compared to a loss of approximately MU.S.$ 186 in the same period of 2023. The variation of MU.S.$ 334 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	358
Distribution and administrative expenses	24
Other income and expenses	(5)
Others	(43)
Net change in profit (loss) before income tax	334

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	06-30-2024 ThU.S.$	06-30-2023 ThU.S.$
Pulp	1,667,745	1,235,160
Wood	1,521,166	1,613,038
Other	360	19|
Total revenues	3,189,271	2,848,389

Sales costs	06-30-2024 ThU.S.$	06-30-2023 ThU.S.$
Wood	471,999	457,689
Forestry work and other services	317,640	322,307
Depreciation and amortization	292,493	255,901
Other operating costs	1,130,497	1,193,762
Total sales costs	2,212,629	2,229,659

Profitability index	06-30-2024	12-31-2023
Profitability on equity	3.54	(4.41)
Profitability on assets	1.57	(2.04)
Return on operating assets	4.17	(0.30)

Profitability ratios	06-30-2024	06-30-2023
Earnings per share (U.S.$) (1)	1.1694	(0.8410)
Profit after tax (ThU.S.$) (2)	140,864	(101,417)
Gross profit (loss) (ThU.S.$)	976,642	618,730
Finance costs (ThU.S.$)	(206,186)	(172,569)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

EBITDA	06-30-2024 ThU.S.$	06-30-2023 ThU.S.$
Profit (loss)	140,864	(101,417)
Finance costs	206,186	172,569
Finance income	(38,609)	(50,959)
Income tax expense	7,304	(84,119)
EBIT	315,745	(63,926)
Depreciation and amortization	323,750	320,198
EBITDA	639,495	256,272
Cost at fair value of the harvest	216,919	206,446
Gain from changes in fair value of biological assets	(25,767)	(108,687)
Gains (losses) on exchange difference on translation	13,281	43,600
Others*	15,343	16,906
Adjusted EBITDA	859,271	414,537

*	This net amount in 2023 corresponds mainly to forest fires, and in 2024 it corresponds mainly to adjustments of obsolescence and assets impairments.
2

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Turnover for Q2 of 2024 increased by 34% compared to the same period of 2023. This can be explained by an increase in sales volumes and an increase in sales prices. On a cumulative basis for the first semester of the year, turnover for 2024 was higher by 28% when compared to the same period of 2023, due to higher sales volumes, although slightly offset by a decrease in prices. The increased volume occurred mainly due to greater production volumes.

Overall, during Q2 of 2024, we witnessed a more stable and cautious market compared to Q1 of 2024. Regarding markets, we began to see an increase in the net price differences between Europe and China, with higher net prices in Europe. Global inventories of short and long fiber pulp increased slightly during the quarter.

In China, the pulp market is stable. Customers in all industries have tried to pass on pulp price increases to final products; however, it has not been possible to materialize such increases. This inability to materialize the above increases was due to the excess capacity in the production of paper in this market, which has caused a decrease in the operating rates of some mills. Pulp inventories in the various ports are stable, but below average. As regards pulp prices, the price of both fibers increased at the beginning of Q2, and then stabilized towards the end of the period.

In Europe, Q2 began with a highly positive demand for pulp, but, nevertheless, throughout the quarter, the market deteriorated, mainly with customers in the printing and writing paper industry. Paper manufacturers have seen a decrease in demand for their paper, which has, in turn, generated a decrease in pulp demand. The Tissue industry has managed to maintain good demand in anticipation to the summer season in the northern hemisphere. The supply of long fiber pulp continued to be affected by operating problems in some plants. Additionally, towards the end of the quarter, we saw a higher spot supply of short fiber. Short fiber prices increased by approximately 10% during the quarter.

The Textile Pulp market remained stable and balanced between supply and demand during Q2 of 2024, which is a positive sign, as this is a period of low seasonality. Customers in the viscose market have maintained stable operating rates and low viscose inventories. Textile Pulp prices throughout the quarter remained stable.

3

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Production for Q2 of 2024 was 25% higher than production for the same period of 2023. This can be explained by two main factors, namely: first, the scheduled shutdown of the Valdivia mill between April 2023 and August 2023, as required to change the equipment that had caught fire; and, second, the progressive increase of the commissioning of Arauco’s Line 3, which began in January 2023.

Wood Products Business

Sawn timber

For sawn timber, the first semester of the year was marked by two major events that affected sales and revenues: (i) a strike that occurred in Puerto Coronel and lasted from the end of March until mid-June, and (ii) the closure of a sawmill due to supply issues; this sawmill accounted for a little more than 10% of production. As for the markets, they continue to show the effects of low economic activity, low construction, high interest rates, etc. However, given a generalized worse supply, an increase in prices is being managed, which we believe will continue during the Q3. For the upcoming months, we believe that global demand will continue to be restrained; however, the lower supply and the consequent improvement in prices will also remain constant. Turnover should be favored by the normalization of the logistics situation in Chile during Q3.

In Remanufacturing in the U.S., an improvement in prices was observed during this second quarter, but sales continued sluggish when compared to the same period of 2023. Interest rates remain high in the U.S. and, therefore, the construction and renovations sectors are affected and, moreover, the high pressure from Asian and Latin American competitors persists. Positive seasonality and logistical issues in Asia and Latin America will cause the market to improve towards the end of Q2 and Q3 of 2024.

Plywood

The second quarter of 2024 displayed better sales than the same quarter of 2023. Generally speaking, markets have responded well mainly to a lower supply from many regions in the world, such as, Brazil, Chile or Europe. However, in view of the logistical problems in export sales, sales in the Chilean market - which also had a shortage - were able to increase significantly, making the comparison to 2023 a positive one. Q3 will likely remain positive as exports to important markets such as the United States and Europe continue to normalize.

Panels (MDF, PB, Melamine)

This second quarter of 2024 and the first six months of the year showed a drop in sales. Larger markets, such as Brazil, slowed down, while there was a global excess supply of MDF, and logistical problems that affected our exports, among other issues. An improvement is expected for Q3. In some local markets, we can observe an upturn, as in Brazil or the United States, along with the normalization of logistics in Chile, which, together with less competition from Asia due to logistical increases, should also help.

4

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	06-30-2024 ThU.S.$	06-30-2023 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	623,891	149,286

Cash flows from (used in) financing activities:	275,833	681,883
Share issue	519	—
Obtaining and paying borrowings and bonds	304,306	997,806
Payments of lease liabilities	(28,233)	(26,982)
Dividends paid	(240)	(282,690)
Others	—	(6,251)
Cash flows from (used in) investment activities:	(586,196)	(725,243)
Purchase and sale of property, plant and equipment	(317,319)	(488,569)
Purchase and sale of biological assets	(196,790)	(212,818)
Purchase and sale of intangible assets	(2,117)	(2,773)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(87,236)	—
Dividends received	2,371	543
Others	14,895	(21,626)
Positive (negative) net cash flow	314,047	105,926

Our cash flow from operating activities increased to MU.S.$624 for the current period, presenting a positive variation of MU.S.$475 compared to the previous period (positive balance of MU.S.$149 for the same period in 2023), resulting mainly from higher collections of accounts receivable, less payments to suppliers and higher compensation received for forestry and industrial claims offset by higher margin call payments (derivative contracts).

The cash flow from financing activities showed a positive balance of MU.S.$276 for the current period (compared to the positive balance of MU.S.$682 for the same period in 2023). This was mainly due to (i) a decrease in borrowings received, and (ii) an increase of payments of liabilities for borrowings, offset by higher dividends payments in 2023.

Regarding the cash flow from investment activities, the negative balance of MU.S.$586 of the current period compared to a negative balance of MU.S.$725 for the same period of 2023, is mainly due to a decrease in payment for purchases of property, plants and equipment, which was partially offset by payments for purchases companies in Uruguay (50%).

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of June 30, 2024, a ratio of fixed rate debt to total consolidated debt of approximately 86,7%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of June 30, 2024 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

5

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	06-30-2024	12-31-2023
		ThU.S.$	ThU.S.$

Assets
Current assets
Cash and cash equivalents	5-23	861,149	570,008
Other current financial assets	23	27,758	45,604
Other current non-financial assets	25	292,785	240,254
Trade and other current receivables	23	887,805	997,902
Accounts receivable from related companies	13-23	4,031	2,616
Current inventories	4	1,528,218	1,399,846
Current biological assets	20	387,338	370,957
Current tax assets	6	76,383	119,031
Total current assets other than assets or disposal groups classified as held for sale		4,065,467	3,746,218
Non-current assets or disposal groups classified as held for sale	22	401,582	429,360
Total current assets		4,467,049	4,175,578
Non-current assets
Other non-current financial assets	23	24,448	33,512
Other non-current non-financial assets	25	99,830	106,174
Non-current receivables	23	87,054	101,501
Investments accounted for using equity method	15-16	408,618	423,611
Intangible assets other than goodwill	19	59,792	66,431
Goodwill	17	53,758	55,891
Property, plant and equipment	7	9,491,866	9,607,116
Right of use assets	8	583,755	600,361
Non-current biological assets	20	2,589,284	2,651,622
Deferred tax assets	6	105,382	88,567
Total non-current assets		13,503,787	13,734,786
Total assets		17,970,836	17,910,364

The accompanying notes are an integral part of these interim consolidated financial statements.

6

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	06-30-2024	12-31-2023
		ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	1,470,428	1,082,525
Current lease liabilities	8-23	37,758	47,242
Trade and other current payables	23	674,265	760,455
Accounts payable to related companies	13-23	10,191	6,958
Other short-term provisions	18	2,061	3,905
Current tax liabilities	6	29,640	13,318
Current provisions for employee benefits	10	6,722	7,863
Other current non-financial liabilities	25	141,905	50,148
Total current liabilities other than liabilities included in disposal groups classified as held for sale		2,372,970	1,972,414
Liabilities included in disposal groups classified as held for sale	22	91,601	99,328
Total current liabilities		2,464,571	2,071,742
Non-current liabilities
Other non-current financial liabilities	23	5,388,049	5,521,568
Non-current lease liabilities	8-23	505,833	512,140
Non-current payables		40,502	50,577
Non-current accounts payable to related companies	13-23	26,295	22,981
Other long-term provisions	18	33,388	28,651
Deferred tax liabilities	6	1,464,045	1,543,624
Non-current provisions for employee benefits	10	78,379	86,462
Other non-current non-financial liabilities	25	50,630	63,590
Total non-current liabilities		7,587,121	7,829,593
Total liabilities		10,051,692	9,901,335
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,071,683	8,034,963
Other reserves		(962,840)	(836,135)
Equity attributable to parent company		7,912,461	8,002,446
Non-controlling interests		6,683	6,583
Total equity		7,919,144	8,009,029
Total equity and liabilities		17,970,836	17,910,364

The accompanying notes are an integral part of these interim consolidated financial statements.

7

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	January - June		April - June
		2024	2023	2024	2023
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	3,189,271	2,848,389	1,534,416	1,408,918
Cost of sales	3	(2,212,629)	(2,229,659)	(1,064,373)	(1,195,648)
Gross profit (loss)		976,642	618,730	470,043	213,270
Other income	3	66,215	234,776	48,313	159,180
Distribution costs	3	(334,863)	(333,120)	(167,690)	(172,200)
Administrative expenses	3	(285,229)	(311,093)	(146,648)	(161,244)
Other expense by function	3	(83,854)	(247,597)	(50,077)	(38,618)
Profit (loss) from operating activities		338,911	(38,304)	153,941	388
Finance income	3	38,609	50,959	16,558	28,182
Finance costs	3	(206,186)	(172,569)	(105,078)	(92,423)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(9,885)	17,978	(2,078)	10,115
Gains (losses) on exchange differences on translation		(13,281)	(43,600)	(798)	(19,904)
Profit (loss) before income tax		148,168	(185,536)	62,545	(73,642)
Income tax (expense) benefit	6	(7,304)	84,119	(22,014)	26,527
Net profit (loss)		140,864	(101,417)	40,531	(47,115)
Net profit attributable to
Net profit (loss) attributable to parent company		140,881	(101,315)	40,581	(47,152)
Net profit (loss) attributable to non-controlling interests		(17)	(102)	(50)	37
Net profit (loss)		140,864	(101,417)	40,531	(47,115)

Basic and diluted earnings (loss) per share (in U.S.$ per share)
Basic and diluted earnings (loss) per share from continuing operations		1.1693858	(0.8409674)	0.3368435	(0.3913862)
Basic and diluted earnings (loss) per share		1.1693858	(0.8409674)	0.3368435	(0.3913862)

The accompanying notes are an integral part of these interim consolidated financial statements.

8

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	January - June		April - June
		2024	2023	2024	2023
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Net profit (loss)		140,864	(101,417)	40,531	(47,115)
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(571)	(4,271)	(2,841)	(4,019)
Other comprehensive income that will not be reclassified to profit or loss before tax		(571)	(4,271)	(2,841)	(4,019)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(142,791)	102,897	(115,807)	61,355
Other comprehensive income before tax exchange differences on translation		(142,791)	102,897	(115,807)	61,355
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	8,630	(29,698)	(18,070)	10,700
Reclassification adjustments on cash flow hedges, before tax	23	(2,916)	209	(2,916)	209
Other comprehensive income before tax cash flow hedges		5,714	(29,489)	(20,986)	10,909
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,025	(655)	2,804	(1,533)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,025	(655)	2,804	(1,533)
Other Comprehensive income that will be reclassified to profit or loss before tax		(136,052)	72,753	(133,989)	70,731
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income	6	154	1,153	767	1,085
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		154	1,153	767	1,085
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income		2,187	—	134	—
Income tax relating to cash flow hedges of other comprehensive income	6	(1,528)	7,792	1,927	(4,370)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(214)	(22)	(262)	323
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		445	7,770	1,799	(4,047)
Other comprehensive income (loss)		(136,024)	77,405	(134,264)	63,750
Total comprehensive income (loss)		4,840	(24,012)	(93,733)	16,635

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		5,156	(23,910)	(93,713)	16,453
Comprehensive income (loss), attributable to non-controlling interests		(316)	(102)	(20)	182
Total comprehensive income (loss)		4,840	(24,012)	(93,733)	16,635

The accompanying notes are an integral part of these interim consolidated financial statements.

9

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

06-30-2024	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2024	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	140,881	140,881	(17)	140,864
Other comprehensive income, net of tax	—	(140,305)	4,186	(417)	811	(135,725)	—	(135,725)	(299)	(136,024)
Comprehensive income	—	(140,305)	4,186	(417)	811	(135,725)	140,881	5,156	(316)	4,840
Equity issue	—	—	—	—	—	—	—	—	631	631
Dividends	—	—	—	—	—	—	(91,620)	(91,620)	(137)	(91,757)
Increase (decrease) through transfers and other changes equity	—	—	—	—	9,020	9,020	(9,020)	—	—	—
Increase (decrease) due to changes in the participation of subsidiaries that do not involve loss of control	—	—	—	—	—	—	(3,521)	(3,521)	(78)	(3,599)
Changes in equity	—	(140,305)	4,186	(417)	9,831	(126,705)	36,720	(89,985)	100	(89,885)
Closing balance at 06-30-2024	803,618	(981,182)	(60,766)	(37,781)	116,889	(962,840)	8,071,683	7,912,461	6,683	7,919,144

06-30-2023	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2023	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	(101,315)	(101,315)	(102)	(101,417)
Other comprehensive income, net of tax	—	102,897	(21,697)	(3,118)	(677)	77,405	—	77,405	—	77,405
Comprehensive income	—	102,897	(21,697)	(3,118)	(677)	77,405	(101,315)	(23,910)	(102)	(24,012)
Dividends	—	—	—	—	—	—	(92,719)	(92,719)	(59)	(92,778)
Increase decrease through transfers and other changes equity	—	—	—	—	11,981	11,981	(11,981)	—	—	—
Increase (decrease) due to changes in the participation of subsidiaries that do not involve loss of control	—	—	—	—	—	—	(598)	(598)	596	(2)
Changes in equity	—	102,897	(21,697)	(3,118)	11,304	89,386	(206,613)	(117,227)	435	(116,792)
Closing balance at 06-30-2023	803,618	(994.432)	(31,809)	(38,492)	104,395	(960,338)	8,294,288	8,137,568	5,624	8,143,192

The accompanying notes are an integral part of these interim consolidated financial statements.

10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - June
	2024	2023
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	3,251,207	3,064,943
Receipts from rents and subsequent sales of such assets	10,606	1,933
Other cash receipts from operating activities	483,707	340,703
Classes of cash payments
Payments to suppliers for goods and services	(2,483,629)	(2,616,551)
Payments to and on behalf of employees	(320,506)	(404,957)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(2,158)	(4,711)
Other cash payments from operating activities	(154,654)	(69,312)
Interest paid	(183,315)	(145,848)
Interest received	41,497	57,324
Income taxes (paid) refunded	(19,795)	(74,752)
Other inflows (outflows) of cash, net	931	514
Net cash flow from (used in) operating activities	623,891	149,286

Cash flows from (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(72,038)	—
Cash flow used in the purchase of non-controlling interests	(3,600)	—
Other cash receipts from sale equity or debt instruments from other entities	5,161	—
Other cash payments to acquire equity or debt instruments from other entities	(14,882)	—
Other cash payments to acquire interest in joint ventures	(1,877)	—
Proceeds from sales of property, plant and equipment	18,223	1,225
Purchase of property, plant and equipment	(335,542)	(489,794)
Proceeds from sales of intangible assets	—	122
Purchase of intangible assets	(2,117)	(2,895)
Proceeds from other long-term assets	3,404	3,615
Purchase of other long-term assets	(200,194)	(216,433)
Dividends received	2,371	543
Other inflows (outflows) of cash, net	14,895	(21,626)
Cash flows from (used in) investing activities	(586,196)	(725,243)

Cash flows from (used in) financing activities

Proceeds from issuing shares	519	—
Total proceeds from borrowings	972,847	1,407,023
Proceeds from long-term borrowings	—	885,649
Proceeds from short-term borrowings	972,847	521,374
Repayments of borrowings	(668,541)	(409,217)
Payments of lease liabilities	(28,233)	(26,982)
Dividends paid	(240)	(282,690)
Other inflows (outflows) of cash, net	—	(6,251)
Cash flows from (used in) financing activities	276,352	681,883
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	314,047	105,926
Effect of exchange rate changes on cash and cash equivalents	(22,906)	(8,512)
Net increase (decrease) of cash and cash equivalents	291,141	97,414
Cash and cash equivalents, at the beginning of the period	570,008	667,207
Cash and cash equivalents, at the end of the period	861,149	764,621

The accompanying notes are an integral part of these interim consolidated financial statements.

11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the INTERIM consolidated financial statements as of June 30, 2024 and 2023 and as of DECEMBER 31, 2023

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation. As it is an issuer of publicly offered securities (bonds), these are registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”), and the Company is therefore subject to the supervision of said Commision. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of June 30, 2024, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

-	Interim consolidated statements of financial position as of June 30, 2024 and December 31, 2023.
-	Interim consolidated statements of profit or loss for the periods ended June 30, 2024 and 2023.
-	Interim consolidated statements of comprehensive income for the periods ended June 30, 2024 and 2023.
-	Interim consolidated statements of changes in equity for the periods ended June 30, 2024 and 2023.
-	Interim consolidated statements of cash flows for the periods ended June 30, 2024 and 2023.
-	Explanatory disclosures (notes).

12

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Period covered by the interim consolidated financial statements

As of June 30, 2024 and 2023 and for the period ended as of December 31, 2023.

Date of approval of the interim consolidated financial statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 718 on August 13, 2024.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

14

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

15

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

16

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

(iii)	Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

17

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

18

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

19

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

20

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

21

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

k)	Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

22

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

23

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water rights, easements and other rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

24

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

25

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

26

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

27

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

28

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)	Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

The statutes of the Company provide that for the purposes of the annual distribution of the net income of each year, it will be up to the Ordinary Shareholders' Meeting annually to determine the part of said profits that will be distributed as a dividend to the shareholders. Such determination will be made by the Board without being subject to the minimum of 30% established in article No. 79 of the Chilean Corporations Law No. 18,046, on Public Limited Companies, and may agree to the distribution of a lower percentage.

29

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

The current policy, stablished by the directors, is that an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

30

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

31

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

y)	Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2024:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1	Presentation of financial statements	January 1, 2024
Clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity's expectations or events after the reporting date (for example, the receipt of a waiver or a breach of agreement). The amendment also clarifies what IAS 1 means when it refers to the "settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8.

IAS 1	International tax reform - pillar two model rules	January 1, 2024
These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions.

IFRS 16	Leases on sale and leaseback	January 1, 2024
These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

IAS 7 and IFRS 7	Supplier finance arrangements	January 1, 2024
These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 21	Lack of Exchangeability	January 1, 2025
An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	January 1, 2026
Clarify the requirements, give the guidance, add new disclosures for certain instruments.

IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.

IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

32

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the current presentation of the Income Statement.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of June 30, 2024, there had been no changes in the accounting policies with respect to the 2023 financial year.

Changes to accounting estimates

As of June 30, 2024, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2023 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of June 30, 2024, the shareholders composition according to the amount of shares owned was as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%
	120,474,350	100.00000000%

At the date of these interim consolidated financial statements the share capital of Arauco was ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

	06-30-2024	12-31-2023
Description of shares by type of capital in ordinary shares™	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 803,618
	06-30-2024	12-31-2023
Number of shares issued and fully paid by type of capital in ordinary shares	120,474,350

33

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

b)	Dividends paid

On May 10, 2023, a definitive dividend of ThU.S.$ 279,622 was paid according to the extraordinary dividend policy distribution of 50% of the distributable net profit after discounting the payment made in December 2022 of ThU.S.$ 183,971.

The amount of ThU.S.$ 91,620 presented in the interim consolidated statement of changes in equity for the period ended June 30, 2024, contains the minimum dividend provision. As of December 31, 2023 there was no minimum dividend provision for the period 2023, due to the result was loss.

See Note 26 for details.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2023
Amount of dividends	ThU.S.$ 279,622
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.321007

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

34

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the interim consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the six-months period ended June 30, 2024 and 2023 are as follows:

	January - June		April - June
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	66,215	234,776	48,313	159,180
Gain from changes in fair value of biological assets (Note 20) (1)	25,767	108,687	20,856	56,065
Net income from insurance compensation	11,661	74,247	7,929	73,947
Revenue from export promotion	565	449	290	206
Lease income	2,267	6,589	1,313	4,494
Gain on sales of assets	4,123	5,135	2,991	2,480
Access easement	-	122	-	122
Recovery of tax credits	-	3,692	-	3,692
Compensations received	43	6,417	43	5,781
Gain on sales of permanent investments	3	-	3	-
Reversal of impairment loss assets	289	6,562	-	1,262
Reimbursement provisions (legal and others)	1,772	11,026	865	1,109
Other operating income	19,725	11,850	14,023	10,022

Classes of Other Expenses by function
Total Other Expenses by function	(83,854)	(247,597)	(50,077)	(38,618)
Depreciation for leased assets	(1,208)	(694)	(604)	(694)
Provision legal expenses	(4,786)	(6,703)	(2,214)	(4,393)
Impairmert provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(14,844)	(5,533)	(12,068)	(2,009)
Operating expenses related to restructuring or from plants stoppage or closed	(17,650)	(180,912)	(9,858)	(40,766)
Expenses related to projects	(11,192)	(3,578)	(6,127)	(2,635)
Loss by leasses	(746)	-	(137)	-
Loss of asset sales	(5,385)	(3,920)	(2,629)	(3,026)
Loss and repair of assets	(1,914)	(8,387)	(1,902)	(73)
Loss of forest due to fires	(2,377)	(20,025)	(1,050)	22,843
Other Taxes	(13,388)	(11,413)	(7,727)	(4,945)
Research and development expenses	(822)	(2,056)	(439)	(886)
Fines, readjustments and interest	(531)	(683)	(319)	(78)
Loss on sale of permanent investments	(20)	-	-	-
Loss of tax credits	(1,084)	(735)	(324)	(688)
Other expenses	(7,907)	(2,958)	(4,679)	(1,268)

Classes of Finance Income
Total Finance Income	38,609	50,959	16,558	28,182
Finance income by mutual funds - term deposits	29,083	43,167	11,660	24,285
Finance income resulting from derivatives	2	-	-	-
Other finance income	9,524	7,792	4,898	3,897

Classes of Finance Costs
Total Finance Costs	(206,186)	(172,569)	(105,078)	(92,423)
Interest expense, Bank borrowings	(47,641)	(33,373)	(23,217)	(21,273)
Interest expense, Bonds	(106,994)	(105,834)	(54,548)	(53,543)
Interest expense resulting from derivatives	(19,070)	(8,780)	(10,291)	(5,426)
Interest expense for right-of-use (1)	(13,689)	(6,670)	(6,789)	(3,544)
Other finance costs	(18,792)	(17,912)	(10,233)	(8,637)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(9,885)	17,978	(2,078)	10,115
Investments in associates (2)	(6,343)	1,947	(3,119)	1,765
Investments in joint ventures	(3,542)	16,031	1,041	8,350

(1)	In 2024, it considers impacts of assets and liabilities held for sale (Brazil).
(2)	This line includes effects of the investment of Arauco Forest Brasil S.A., that it owns in Forestal Vale do Corisco S.A.

35

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January – June		April - June
Cost of sales (*)	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Timber	471,999	457,689	201,348	247,525
Forestry labor costs and other services	317,640	322,307	161,038	171,476
Depreciation and amortization	280,741	243,601	134,949	142,535
Depreciation for right of use	11,752	12,300	6,311	5,593
Maintenance costs	166,164	175,040	85,854	93,676
Chemical costs	307,649	323,616	152,696	165,131
Sawmill costs	55,764	57,702	24,938	31,649
Other raw materials	144,402	141,716	75,272	77,425
Other indirect costs	104,494	115,413	53,262	59,403
Energy and fuel	129,373	133,399	62,757	70,476
Cost of electricity	23,377	33,786	14,064	18,833
Staff expenses	199,274	213,090	91,884	111,926
Total	2,212,629	2,229,659	1,064,373	1,195,648

(*)	Total amount is comprised of the cost of inventory sales for ThU.S.$2,152,295 as of June 30, 2024 (ThU.S.$2,177,028 as of June 30, 2023) and the cost of rendering services for ThU.S.$60,334 as of June 30, 2024 (ThU.S.$52,631 as of June 30, 2023).

	January - June		April - June
Distribution costs	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	16,534	19,868	8,050	9,867
Commissions	8,246	6,478	3,741	3,364
Insurance	2,850	4,198	1,609	2,292
Provision for doubtful accounts	174	507	178	31
Other selling costs	5,264	8,685	2,522	4,180
Shipping and freight costs	318,329	313,252	159,640	162,333
Port services	32,726	31,030	18,860	15,982
Freights	254,598	251,513	125,108	129,780
Depreciation for right of use	669	551	335	276
Shipping internment, warehousing, stowage, customs and other costs	30,336	30,158	15,337	16,295
Total	334,863	333,120	167,690	172,200

	January - June		April - June
Administrative expenses	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Wages and salaries	110,180	125,614	56,268	59,844
Marketing, advertising, promotion and publications expenses	6,736	6,435	3,715	3,232
Insurances	25,555	22,374	11,978	12,333
Depreciation and amortization	21,600	20,851	10,798	12,561
Depreciation for right of use	3,460	3,647	1,738	1,866
Computer services	16,900	20,605	8,381	13,651
Lease of offices, other property and vehicles	3,770	3,677	2,193	1,818
Donations, contributions, scholarships	3,415	4,805	1,774	2,812
Fees (legal and technical advisors)	16,189	18,217	8,081	9,944
Property taxes, city permits and rights	15,976	18,242	10,575	11,822
Cleaning services, security services and transportation	11,548	14,710	5,857	7,588
Third-party variable services (maneuvers, logistics)	20,005	20,284	10,049	9,022
Basic services (electricity, telephone, water)	3,751	4,106	1,930	1,984
Maintenance and repair	3,309	3,591	1,651	1,401
Seminars, courses, training materials	1,648	1,541	630	855
Travels, clothing and safety equipment, environmental expenses, audits and others	21,187	22,394	11,030	10,511
Total	285,229	311,093	146,648	161,244

36

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	06-30-2024	12-31-2023
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	184,218	141,554
Production supplies	203,253	202,924
Work in progress	79,644	84,644
Finished goods	801,267	721,267
Spare parts	259,836	249,457
Total inventories	1,528,218	1,399,846

Inventories recognized as cost of sales as of June 30, 2024 were ThU.S.$2,152,295 (ThU.S.$2,177,028 as of June 30, 2023).

In order to have inventories recorded at net realizable value, inventories are subject to evaluations and obsolescence provision recognition as of June 30, 2024, a net increase of inventories was recognized associated with a lower provision of ThU.S.$4,273 (ThU.S.$103,520 as of June 30, 2023). As of June 30, 2024, the amount of provision arises to the sum of ThU.S.$106,458 (ThU.S.$110,731 as of December 31, 2023).

As of June 30, 2024, there were inventory write-offs of ThU.S.$138 (ThU.S.$1,876 as of June 30, 2023) which are presented in the interim consolidated statements of profit or loss within cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

37

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	06-30-2024	12-31-2023
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	74	60
Balances with Banks	514,695	337,973
Short-term deposits	241,678	99,167
Mutual funds	103,642	132,808
Repurchase agreement	1,060	-
Total	861,149	570,008

The risk classification of the Company’s mutual funds as of June 30, 2024 and December 31, 2023 is shown below.

	06-30-2024 ThU.S.$	12-31-2023 ThU.S.$
AAAfm	81,812	83,712
No classification	21,830	49,096
Total Mutual Funds	103,642	132,808

Changes in financial liabilities

		06-30-2024
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,499,051	108,004	4,997,038	6,604,093
	(+) Borrowings obtained	972,847	-	-	972,847
Cash flows	(-) Borrowings paid	(643,858)	(2,916)	(21,767)	(668,541)
	(-) Interest paid	(49,275)	(17,145)	(103,642)	(170,062)

	(+) Accrued interest	47,216	18,590	103,039	168,845
	(+/-) Exchange rate difference	(13,418)	-	(82,800)	(96,218)
	(+/-) Changes in fair value	-	64,831	-	64,831
	(+/-) Other movements	(21,540)	-	4,222	(17,318)
	Closing balance	1,791,023	171,364	4,896,090	6,858,477

38

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

		12-31-2023
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	940,677	76,686	4,513,459	5,530,822
	(+) Borrowings obtained	1,594,613	-	531,994	2,126,607
	(-) Borrowings paid	(1,070,319)	(1,633)	(46,204)	(1,118,156)
Cash flows	(-) Commissions paid	(473)	-	(5,776)	(6,249)
	(-) Interest paid	(71,995)	(33,711)	(202,497)	(308,203)
	(+) Accrued interest	78,703	34,190	205,238	318,131
	(+/-) Exchange rate difference	15,395	-	(2,899)	12,496
	(+) Business combination	395	-	-	395
	(+/-) Changes in fair value	-	32,472	-	32,472
	(+/-) Other movements	12,055	-	3,723	15,778
	Closing balance	1,499,051	108,004	4,997,038	6,604,093

		Lease liabilities
		06-30-2024	12-31-2023
		ThU.S.$	ThU.S.$
	Opening balance January 1	559,382	264,224
Cash flows	(-) Borrowings paid	(28,233)	(73,806)
	(-) Interest paid	(13,253)	(20,114)
	(+) Accrued interest	13,283	20,445
	(+/-) Inflation adjustment	(30)	(404)
	(+/-) Exchange rate difference	(3,451)	(521)
	(+) Business combination	-	134
	(-) Decrease through transfer to liabilities included in disposal groups classified as held for sale	-	(18,795)
	(+) Increase due to new leases liabilities	67,565	376,259
	(+/-) Other movements	(51,672)	11,960
	Closing balance	543,591	559,382

39

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	06-30-2024	12-31-2023
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	12,573	14,008
Deferred tax assets relating to investments (*)	66,267	78,061
Deferred tax assets relating to post-employment benefits	23,231	25,726
Deferred tax assets relating to property, plant and equipment	84,509	80,410
Deferred tax assets relating to impairment provision	11,424	12,319
Deferred tax assets relating to financial instruments	78,683	82,535
Deferred tax assets relating to tax loss carryforward	240,808	233,466
Deferred tax assets relating to biological assets	2,180	-
Deferred tax assets relating to inventories	23,806	25,011
Deferred tax assets relating to provisions for income	24,560	16,807
Deferred tax assets relating to allowance for doubtful accounts	2,467	2,384
Deferred tax assets relating to intangible revaluation	89	35
Deferred tax assets relating to other deductible temporary differences	61,462	39,067
Total deferred tax assets	632,059	609,829
Offsetting presentation	(526,677)	(521,262)
Net effect	105,382	88,567
(*)	See explanatory text in note 22

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$974,629 (ThU.S.$ 956,949 as of December 31, 2023).

In addition, as of the closing date of these interim consolidated financial statements, there are ThU.S.$240,552 (ThU.S.$ 251,396 as of December 31, 2023) of non-recoverable tax losses mainly from subsidiaries in the United States and Netherlands. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	06-30-2024	12-31-2023
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,248	1,415,101
Deferred tax liabilities relating to financial instruments	22,304	26,766
Deferred tax liabilities relating to biological assets	441,846	475,592
Deferred tax liabilities relating to inventory	69,340	57,619
Deferred tax liabilities relating to prepaid expenses	38,396	36,837
Deferred tax liabilities relating to intangible	9,506	10,420
Deferred tax liabilities relating to other taxable temporary differences	35,082	42,551
Total deferred tax liabilities	1,990,722	2,064,886
Offsetting presentation	(526,677)	(521,262)
Net effect	1,464,045	1,543,624

40

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$1,528 as of June 30, 2024 (credit of ThU.S.$7,792 as of December 31, 2023), which is presented net in reserves for cash flow hedges in the interim consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

Deferred tax assets	Opening balance 01-01-2024 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 06-30-2024 ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	(843)	-	-	(592)	12,573
Deferred tax assets relating to investments	78,061	(13,981)	2,187	-	-	66,267
Deferred tax assets relating to post-employment benefits	25,726	(2,647)	154	-	(2)	23,231
Deferred tax assets relating to property, plant and equipment	80,410	4,167	-	447	(515)	84,509
Deferred tax assets relating to impairment provision	12,319	361	-	-	(1,256)	11,424
Deferred tax assets relating to financial instruments	82,535	124	(2,661)	-	(1,315)	78,683
Deferred tax assets relating to tax loss carryforward	233,466	10,139	-	-	(2,797)	240,808
Deferred tax assets relating to biological assets	-	2,180	-		-	2,180
Deferred tax assets relating to inventories	25,011	(1,028)	-	-	(177)	23,806
Deferred tax assets relating to provisions for income	16,807	7,751	-	-	2	24,560
Deferred tax assets relating to allowance for doubtful accounts	2,384	90	-	-	(7)	2,467
Deferred tax assets relating to intangible revaluation	35	54	-	-	-	89
Deferred tax assets relating to other deductible temporary differences	39,067	23,732	-	-	(1,337)	61,462
Total deferred tax assets	609,829	30,099	(320)	447	(7,996)	632,059

Deferred tax liabilities	Opening balance 01-01-2024 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 06-30-2024 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,101	(34,409)	-	-	(6,444)	1,374,248
Deferred tax liabilities relating to financial instruments	26,766	(3,330)	(1,133)	-	1	22,304
Deferred tax liabilities relating to biological assets	475,592	(35,816)	-	2,451	(381)	441,846
Deferred tax liabilities relating to inventory	57,619	11,765	-	-	(44)	69,340
Deferred tax liabilities relating to prepaid expenses	36,837	1,559	-	-	-	38,396
Deferred tax liabilities relating to intangible	10,420	78	-	-	(992)	9,506
Deferred tax liabilities relating to other taxable temporary differences	42,551	(5,428)	-	-	(2,041)	35,082
Total deferred tax liabilities	2,064,886	(65,581)	(1,133)	2,451	(9,901)	1,990,722

Deferred tax assets	Opening balance 01-01-2023 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Decrease due to classification to held for sale ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2023 ThU.S.$
Deferred tax Assets relating to liabilities provisions	17,896	(3,993)	-	-	(280)	385	14,008
Deferred tax Assets relating to investments	-	(57,110)	135,171	-	-	-	78,061
Deferred tax Assets relating to post-employment benefits	25,904	(924)	736	-	-	10	25,726
Deferred tax Assets relating to property, plant and equipment	45,919	34,370	-	-	-	121	80,410
Deferred tax Assets relating to impairment provision	13,517	(1,907)	-	-	-	709	12,319
Deferred tax Assets relating to financial instruments	53,347	15,191	17,397	-	(3,986)	586	82,535
Deferred tax Assets relating to tax loss carryforward	110,526	121,522	-	3,516	(3,387)	1,289	233,466
Deferred tax Assets relating to inventories	20,942	4,047	-	-	(50)	72	25,011
Deferred tax Assets relating to provisions for income	9,941	6,859	-	-	-	7	16,807
Deferred tax Assets relating to allowance for doubtful accounts	2,472	(90)	-	-	-	2	2,384
Deferred tax Assets relating to intangible revaluation	1,466	(1,055)	-	-	(457)	81	35
Deferred tax Assets relating to other deductible temporary differences	25,777	12,887	-	-	(239)	642	39,067
Total deferred tax assets	327,707	129,797	153,304	3,516	(8,399)	3,904	609,829

Deferred tax liabilities	Opening balance 01-01-2023 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Decrease due to classification to held for sale ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2023 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,421,116	4,372	-	-	(15,638)	5,251	1,415,101
Deferred tax liabilities relating to financial instruments	27,806	1,173	(2,213)	-	-	-	26,766
Deferred tax liabilities relating to biological assets	527,988	2,157	-	-	(60,167)	5,614	475,592
Deferred tax liabilities relating to inventory	56,531	1,059	-	-	-	29	57,619
Deferred tax liabilities relating to prepaid expenses	37,760	(891)	-	-	-	(32)	36,837
Deferred tax liabilities relating to intangible	10,173	(311)	-	-	-	558	10,420
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,224	-	208	-	882	42,551
Total deferred tax liabilities	2,104,611	25,783	(2,213)	208	(75,805)	12,302	2,064,886

41

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of deferred tax temporary differences	06-30-2024		12-31-2023
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	391,251	-	376,363	-
Deferred tax assets - tax loss carryforward	240,808	-	233,466	-
Deferred tax liabilities	-	1,990,722	-	2,064,886
Total	632,059	1,990,722	609,829	2,064,886

Detail of temporary difference income and loss amounts	January – June		April - June
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets (*)	19,734	33,145	8,018	18,930
Deferred tax assets - tax loss carryforward (*)	8,502	105,571	6,348	22,705
Deferred tax liabilities (*)	60,987	114	2,737	19,126
Total	89,223	138,830	17,103	60,761

(*)	Includes deferred tax expenses related to temporary differences (ThU.S.$ 4,819 as of June 30, 2024), and tax losses (ThU.S.$ 1,637 as of June 30, 2024) generated by Brazilian companies classified as held for sale, see Note 22.

Income tax expense

Income tax expense consists of the following:

	January - June		April - June
Income tax composition	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(99,477)	(58,490)	(36,683)	(37,137)
Tax benefit arising from tax credit used to reduce current tax expense	-	8,894	1,721	7,062
Prior period current income tax adjustments	(2,065)	(10,539)	(2,032)	(10,354)
Other current benefit tax (expenses)	5,015	5,424	(2,123)	6,195
Current tax expense, net	(96,527)	(54,711)	(39,117)	(34,234)

Deferred tax expense relating to origination and reversal of temporary differences (*)	80,721	33,259	10,755	38,056
Tax benefit arising from tax credits used to reduce deferred tax expense (*)	8,502	105,571	6,348	22,705
Total deferred tax benefit (expense), net	89,223	138,830	17,103	60,761
Total income tax benefit (expense)	(7,304)	84,119	(22,014)	26,527

(*)	Includes deferred tax expenses related to temporary differences (ThU.S.$4,819 as of June 30, 2024), and tax losses (ThU.S.$1,637 as of June 30, 2024) generated by Brazilian companies classified as held for sale, see Note 22.

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies as of June 30, 2024 and December 31, 2023:

	January – June		April - June
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(78,133)	(39,284)	(33,527)	(22,971)
Domestic current income tax expense	(18,394)	(15,427)	(5,590)	(11,263)
Total current income tax expense	(96,527)	(54,711)	(39,117)	(34,234)

Foreign deferred tax benefit (expense) (*)	85,234	10,842	22,354	10,442
Domestic deferred tax benefit (expense)	3,989	127,988	(5,251)	50,319
Total deferred tax benefit (expense)	89,223	138,830	17,103	60,761

Total income tax benefit (expense)	(7,304)	84,119	(22,014)	26,527

(*)	Includes deferred tax expenses (ThU.S.$6,456 as of June 30, 2024) generated by Brazilian companies classified as held for sale, see Note 22.

42

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – June		April - June
Reconciliation of income tax from statutory rate to effective tax rate	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%	27%	27%
Tax expense at statutory tax rate	(40,005)	50,095	(16,887)	19,884
Tax effect of foreign tax rates	6,395	(396)	5,018	(555)
Tax effect of income exempt from taxation	28,416	73,256	15,090	41,015
Tax effect of not deductible expenses	(33,380)	(36,216)	(22,259)	(29,797)
Tax rate effect of previously unrecognized tax loss	-	-	1,721	3,271
Tax effect of a new evaluation of deferred tax assets (*)	42,087	(509)	10,483	(825)
Tax effect of tax provided in excess in prior periods	(2,065)	(10,539)	(2,032)	(10,354)
Other tax rate effects (**)	(8,752)	8,428	(13,148)	3,888
Total adjustments to tax expense at applicable tax rate	32,701	34,024	(5,127)	6,643
Tax benefit (expense) at effective tax rate	(7,304)	84,119	(22,014)	26,527

(*)	Includes tax effect due to inflation adjustment on Argentine tax bases.
(**)	This line mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Arauco has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar 2 Rules”, whereby multinational groups are required to pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s parent company is based), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the prospective impact of its application following its entry into force (January 1, 2024).

In view of the fact that Arauco has subsidiaries in the United Kingdom and the Netherlands, jurisdictions where the relevant legislation has already been enacted, estimates have been made to determine the potential impacts on the taxes to be paid by Arauco starting in 2024. As of the date of these financial statements, it is estimated that this legislation will have no impact whatsoever, therefore, no expenses (income) have been recorded for current taxes related to the Pillar 2 income tax. However, due to the complexity of this new legislation, it is possible that these estimates may be modified during the current year.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax assets	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Monthly Provisional Payments	41,308	18,065
Income tax receivable	37,570	91,177
Provision tax income	(30,062)	(35,886)
Other tax receivables	27,567	45,675
Total	76,383	119,031

Current tax liabilities	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Provision tax income (First category)	41,894	45,703
Monthly Provisional Payments and other tax receivables	(5,685)	(33,012)
Other tax payables	(6,569)	627
Total	29,640	13,318

43

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$

Property, plant and equipment, net
Construction work in progress	608,959	611,424
Land	929,642	882,222
Buildings	3,697,534	3,774,756
Plant and equipment	3,989,111	4,074,957
Information technology equipment	39,700	42,659
Fixtures and fittings	12,183	12,795
Motor vehicles	56,880	50,678
Other property, plant and equipment	157,857	157,625
Total net	9,491,866	9,607,116

Property, plant and equipment, gross
Construction work in progress	608,959	611,424
Land	929,642	882,222
Buildings	6,440,955	6,425,405
Plant and equipment	8,974,386	8,947,315
Information technology equipment	137,083	136,672
Fixtures and fittings	55,118	54,560
Motor vehicles	117,921	108,528
Other property, plant and equipment	175,223	175,501
Total gross	17,439,287	17,341,627

Accumulated depreciation and impairment
Buildings	(2,743,421)	(2,650,649)
Plant and equipment	(4,985,275)	(4,872,358)
Information technology equipment	(97,383)	(94,013)
Fixtures and fittings	(42,935)	(41,765)
Motor vehicles	(61,041)	(57,850)
Other property, plant and equipment	(17,366)	(17,876)
Total	(7,947,421)	(7,734,511)

Description of property, plant and equipment pledged as security for liabilities

As of June 30, 2024, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	261,208	239,815

44

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of June 30, 2024 and December 31, 2023:

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116
Changes
Additions	205,816	64,117	4,568	11,266	266	156	418	3,460	290,067
Disposals	-	(140)	(489)	(4,784)	(32)	(91)	(415)	-	(5,951)
Withdrawals	(1,235)	(127)	(639)	(3,523)	-	(4)	-	(72)	(5,600)
Depreciation	-	-	(109,384)	(193,931)	(4,135)	(1,633)	(4,543)	(639)	(314,265)
Impairment loss recognized in profit or loss	-	-	(859)	(396)	(25)	(93)	-	-	(1,373)
Increase (decrease) through net exchange differences	(10,161)	(12,707)	(9,041)	(24,098)	(229)	(42)	(1,710)	(2,518)	(60,506)
Reclassification of assets held for sale	-	(3,723)	(1,627)	-	-	-	-	-	(5,350)
Transfers from construction in progress closed and reclassifications	(196,885)	-	40,249	141,817	1,196	1,095	12,527	1	-
Reclassification from lease to property, plant and equipment	-	-	-	292	-	-	-	-	292
Decrease through transfers of leasing assets	-	-	-	(12,489)	-	-	(75)	-	(12,564)
Total changes	(2,465)	47,420	(77,222)	(85,846)	(2,959)	(612)	6,202	232	(115,250)
Closing balance 06-30-2024	608,959	929,642	3,697,534	3,989,111	39,700	12,183	56,880	157,857	9,491,866

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335
Changes
Additions	686,387	20,611	41,435	63,303	1,135	329	5,379	26,784	845,363
Business combination	-	-	19	428	-	13	2	227	689
Disposals	(242)	(2,348)	(1,669)	(7,087)	(839)	(5)	(107)	-	(12,297)
Withdrawals	(1,659)	(266)	(1,533)	(11,957)	(14)	(14)	(24)	-	(15,467)
Depreciation	-	-	(218,546)	(394,057)	(8,954)	(3,425)	(8,852)	(1,430)	(635,264)
Impairment loss recognized in profit or loss	-	-	(20,883)	(48,527)	(322)	(14)	(5)	-	(69,751)
Increase (decrease) through net exchange differences	2,717	9,635	14,069	41,432	177	46	1,441	1,200	70,717
Reclassification of assets held for sale	(2,524)	(38,647)	(5,384)	(17,628)	(326)	(67)	(4,388)	-	(68,964)
Transfers from construction in progress closed and reclassifications	(3,665,944)	-	1,881,380	1,717,243	29,160	4,915	32,432	814	-
Reclassification from lease to property, plant and equipment	-	-	-	455	-	-	-	-	455
Decrease through transfers of leasing assets	-	-	-	(29,573)	-	-	(21,127)	-	(50,700)
Total changes	(2,981,265)	(11,015)	1,688,888	1,314,032	20,017	1,778	4,751	27,595	64,781
Closing balance 12-31-2023	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116

45

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ended June 30, 2024 and 2023 was as follows:

	January - June		April - June
	2024	2023	2024	2023
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	280,741	243,601	134,949	142,535
Administrative expenses	14,857	13,930	7,549	9,165
Other expenses	5,528	39,248	2,190	9,459
Total (*)	301,126	296,779	144,688	161,159

(*)	Period 2024, includes depreciation expenses generated by property, plant and equipment classified as assets held for sale, see note 22.

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in Inventories. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

46

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. Leases

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	448,998	460,386
Buildings	18,303	16,412
Plant and equipment	63,204	60,993
Information technology equipment	406	186
Motor vehicles	42,637	50,869
Other property, plant and equipment	10,207	11,515
Total net	583,755	600,361

Property, plant and equipment by right of use, gross

Land	497,972	493,297
Buildings	36,430	35,183
Plant and equipment	90,638	85,252
Information technology equipment	722	412
Motor vehicles	224,102	223,708
Other property, plant and equipment	12,048	12,666
Total gross	861,912	850,518

Accumulated depreciation and impairment by right of use

Land	(48,974)	(32,911)
Buildings	(18,127)	(18,771)
Plant and equipment	(27,434)	(24,259)
Information technology equipment	(316)	(226)
Motor vehicles	(181,465)	(172,839)
Other property, plant and equipment	(1,841)	(1,151)
Total	(278,157)	(250,157)

47

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
June 30, 2024
Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of June 30, 2024 and 2023:

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	460,386	16,412	60,993	186	50,869	11,515	600,361
Changes
Additions	53,308	7,908	5,386	359	604	-	67,565
Disposals	-	(2,474)	-	-	(38)	-	(2,512)
Withdrawals	-	(517)	-	-	-	-	(517)
Depreciation	(8,513)	(2,865)	(3,175)	(102)	(8,778)	(1,016)	(24,449)
Increase (decrease) through net exchange differences	(56,435)	(161)	-	(37)	(20)	-	(56,653)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(292)	(292)
Increase (decrease) through others	252	-	-	-	-	-	252
Total changes	(11,388)	1,891	2,211	220	(8,232)	(1,308)	(16,606)
Closing balance 06-30-2024	448,998	18,303	63,204	406	42,637	10,207	583,755

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	195,290	16,731	66,709	157	24,437	3,163	306,487
Changes
Additions	307,524	5,196	31	186	53,171	10,151	376,259
Business combination	-	231	-	-	-	-	231
Withdrawals	(14,191)	(23)	(242)	(21)	(1,381)	(626)	(16,484)
Depreciation	(23,759)	(5,666)	(5,526)	(147)	(25,978)	(797)	(61,873)
Increase (decrease) through net exchange differences	12,816	(29)	21	9	99	-	12,916
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(455)	(455)
Increase (decrease) through others	14	(28)	-	2	521	79	588
Reclassification of assets held for sale	(17,308)	-	-	-	-	-	(17,308)
Total changes	265,096	(319)	(5,716)	29	26,432	8,352	293,874
Closing balance 12-31-2023	460,386	16,412	60,993	186	50,869	11,515	600,361

The depreciation expense for the period ending June 30, 2024 and 2023 recognized in property, plant and equipment by right of use is as follows:

	January - June		April - June
	2024	2023	2024	2023
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales (*)	11,752	12,300	6,311	5,593
Distribution costs	669	551	335	276
Administrative expenses (*)	3,460	3,647	1,738	1,866
Total	15,881	16,498	8,384	7,735

(*)	Period 2024, includes depreciation expenses generated by property, plant and equipment classified as assets held for sale, see note 22.

Depreciation charged to profit or loss statement differs from the movement of the period for Right of use assets. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains activated. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

48

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January - June		April - June
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	93,323	110,538	46,109	58,474
Expenses from low value leases	1,160	1,554	801	719
Expenses from short-term leases	25,017	27,826	2,858	6,814
Total	119,500	139,918	49,768	66,007

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	06-30-2024
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	17,571	-	17,571
Between one and six years	66,402	4,252	62,150
More than six years	-	-	-
Total	83,973	4,252	79,721

	12-31-2023
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	16,314	-	16,314
Between one and six years	69,226	4,615	64,611
More than six years	-	-	-
Total	85,540	4,615	80,925

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - June		April - June
	2024	2023	2024	2023
Classes of revenue	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	3,120,751	2,789,360	1,500,019	1,385,618
Revenue from rendering of services	68,520	59,029	34,397	23,300
Total	3,189,271	2,848,389	1,534,416	1,408,918

The reportable segments revenues by business area and by geographical area are presented in Note 24.

49

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January – June		April - June
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	352,458	384,242	175,119	196,350
Wages and salaries	338,976	371,399	172,149	189,455
Severance indemnities	13,482	12,843	2,970	6,895

	06-30-2024	12-31-2023
Discount rate	3.23%	3.23%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2020	RV-2014

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(5,842)
Decrease in 100 bps	6,703

Wage growth rates
Increase in 100 bps	5,886
Decrease in 100 bps	(5,205)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of June 30, 2024 and December 31, 2023:

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current	6,722	7,863
Non-current	78,379	86,462
Total	85,101	94,325

	06-30-2024	12-31-2023
Reconciliation of the present value of severance indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	94,325	95,260
Current service cost	3,046	9,833
Interest cost	2,304	4,737
(Gains) losses from changes in actuarial assumptions	24	131
Actuarial gains and losses arising from experience	547	2,595
Benefits paid	(5,521)	(16,197)
Increase (decrease) for foreign currency exchange rates changes	(9,624)	(2,034)
Closing balance	85,101	94,325

The average staffing as of June 30, 2024 was 18,636 people.

50

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
June 30, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	618,644	8,262	41,766	27,135	28,331	5,234	131,777	-	861,149
Other current financial assets	27,747	-	-	-	-	-	11	-	27,758
Other current non-financial assets	115,331	592	30,371	24,987	8,196	8,882	104,426	-	292,785
Trade and other current receivables	601,204	32,073	70,117	37,631	33,022	1,005	93,237	19,516	887,805
Accounts receivable due from related companies	-	-	-	1,097	-	-	2,934	-	4,031
Current Inventories	1,376,721	-	105,461	-	44,029	-	2,007	-	1,528,218
Current biological assets	339,862	-	47,476	-	-	-	-	-	387,338
Current tax assets	72,729	-	769	-	1,971	502	412	-	76,383
Non-current assets or disposal groups classified as held for sale	3,152,238	40,927	295,960	90,850	115,549	15,623	334,804	19,516	4,065,467
Non-current assets or disposal groups classified as held for sale	6,143	-	395,388	-	51	-	-	-	401,582
Total current assets	3,158,381	40,927	691,348	90,850	115,600	15,623	334,804	19,516	4,467,049

Non-current assets
Other non-current financial assets	24,448	-	-	-	-	-	-	-	24,448
Other non-current non-financial assets	73,154	-	25,157	-	620	8	891	-	99,830
Trade and other non-current receivables	5,912	-	16,884	463	-	-	1,762	62,033	87,054
Investments accounted for using equity method	128,542	204,598	31,399	-	-	-	44,079	-	408,618
Intangible assets other than goodwill	56,767	-	1,527	-	125	-	1,373	-	59,792
Goodwill	41,386	-	12,372	-	-	-	-	-	53,758
Property, plant and equipment	8,946,747	-	359,843	-	183,634	-	1,642	-	9,491,866
Right of use assets	198,477	-	384,426	-	419	-	433	-	583,755
Non-current biological assets	2,431,100	-	158,184	-	-	-	-	-	2,589,284
Deferred tax assets	74,019	-	28,264	-	230	-	2,869	-	105,382
Total non-current assets	11,980,552	204,598	1,018,056	463	185,028	8	53,049	62,033	13,503,787

Total assets	15,138,933	245,525	1,709,404	91,313	300,628	15,631	387,853	81,549	17,970,836

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
June 30, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	1,309,560	70,107	38,546	-	-	-	-	52,215	1,470,428
Current lease liabilities	10,141	87	11,083	-	874	489	11,111	3,973	37,758
Trade and other current payables	184,738	26,966	86,140	31,282	20,551	14,932	270,876	38,780	674,265
Accounts payable to related companies	704	-	-	-	-	-	9,487	-	10,191
Other short-term provisions	503	-	-	-	-	-	283	1,275	2,061
Current tax liabilities	2,152	5,230	-	20,554	1,611	-	93	-	29,640
Current provisions for employee benefits	-	-	-	-	-	-	6,722	-	6,722
Other current non-financial liabilities	122,710	68	3,373	3,483	5,319	2	6,950	-	141,905
Current liabilities other than liabilities included in disposal groups classified as held for sale	1,630,508	102,458	139,142	55,319	28,355	15,423	305,522	96,243	2,372,970
Liabilities included in disposal groups classified as held for sale	-	-	91,601	-	-	-	-	-	91,601
Total liabilities, current	1,630,508	102,458	230,743	55,319	28,355	15,423	305,522	96,243	2,464,571

Non-current liabilities
Other non-current financial liabilities	3,513,210	297,336	139,067	-	-	-	-	1,438,436	5,388,049
Non-current lease liabilities	126,736	39	346,623	-	1,091	64	15,157	16,123	505,833
Other non-current payables	23,411	-	8,731	-	-	-	8,360	-	40,502
Non-current accounts payable to related companies	26,295	-	-	-	-	-	-	-	26,295
Other long-term provisions	-	-	7,143	26,184	-	-	61	-	33,388
Deferred tax liabilities	1,436,401	-	21,542	-	6,102	-	-	-	1,464,045
Non-current provisions for employee benefits	-	-	-	-	1,214	-	77,165	-	78,379
Other non-current non-financial liabilities	-	-	49,376	64	-	-	1,190	-	50,630
Total non-current liabilities	5,126,053	297,375	572,482	26,248	8,407	64	101,933	1,454,559	7,587,121

Total liabilities	6,756,561	399,833	803,225	81,567	36,762	15,487	407,455	1,550,802	10,051,692

51

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	310,108	6,532	30,402	58,592	26,439	3,149	134,786	-	570,008
Other current financial assets	20,303	-	-	25,301	-	-	-	-	45,604
Other current non-financial assets	61,669	569	31,594	2,945	2,975	8,671	131,831	-	240,254
Trade and other current receivables	711,883	30,330	67,137	19,916	34,234	640	115,907	17,855	997,902
Accounts receivable due from related companies	-	-	-	174	-	-	2,442	-	2,616
Current Inventories	1,234,477	-	117,927	-	46,389	-	1,053	-	1,399,846
Current biological assets	298,703	-	72,254	-	-	-	-	-	370,957
Current tax assets	103,781	-	3,716	-	9,007	1,388	1,139	-	119,031
Non-current assets or disposal groups classified as held for sale	2,740,938	37,431	323,030	106,928	119,044	13,848	387,158	17,855	3,746,218
Non-current assets or disposal groups classified as held for sale	107	-	429,197	-	56	-	-	-	429,360
Total current assets	2,741,031	37,431	752,227	106,928	119,100	13,848	387,158	17,855	4,175,578

Non-current assets
Other non-current financial assets	33,512	-	-	-	-	-	-	-	33,512
Other non-current non-financial assets	71,784	-	28,415	4,965	620	8	382	-	106,174
Trade and other non-current receivables	13,613	-	21,614	-	-	-	1,889	64,385	101,501
Investments accounted for using equity method	137,746	215,322	34,557	-	-	-	35,986	-	423,611
Intangible assets other than goodwill	62,868	-	3,352	-	211	-	-	-	66,431
Goodwill	41,458	-	14,433	-	-	-	-	-	55,891
Property, plant and equipment	9,037,099	-	406,713	-	162,067	-	1,237	-	9,607,116
Right of use assets	203,637	-	395,560	-	1,164	-	-	-	600,361
Non-current biological assets	2,496,739	-	154,883	-	-	-	-	-	2,651,622
Deferred tax assets	81,309	-	6,947	-	311	-	-	-	88,567
Total non-current assets	12,179,765	215,322	1,066,474	4,965	164,373	8	39,494	64,385	13,734,786

Total assets	14,920,796	252,753	1,818,701	111,893	283,473	13,856	426,652	82,240	17,910,364

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	935,282	72,415	19,143	496	-	-	-	55,189	1,082,525
Current lease liabilities	11,215	95	17,487	-	1,879	66	11,107	5,393	47,242
Trade and other current payables	150,867	18,933	88,484	46,403	18,336	14,609	381,289	41,534	760,455
Accounts payable to related companies	-	-	-	-	-	-	6,958	-	6,958
Other short-term provisions	2,542	-	-	-	-	-	18	1,345	3,905
Current tax liabilities	13,313	-	5	-	-	-	-	-	13,318
Current provisions for employee benefits	-	-	-	-	-	-	7,863	-	7,863
Other current non-financial liabilities	9,095	61	25,086	3,014	7,827	1	5,064	-	50,148
Current liabilities other than liabilities included in disposal groups classified as held for sale	1,122,314	91,504	150,205	49,913	28,042	14,676	412,299	103,461	1,972,414
Liabilities included in disposal groups classified as held for sale	-	-	99,328	-	-	-	-	-	99,328
Total liabilities, current	1,122,314	91,504	249,533	49,913	28,042	14,676	412,299	103,461	2,071,742

Non-current liabilities
Other non-current financial liabilities	3,453,766	342,013	186,687	-	-	-	-	1,539,102	5,521,568
Non-current lease liabilities	114,984	55	346,524	-	1,661	130	22,382	26,404	512,140
Other non-current payables	22,814	-	9,714	-	-	-	18,049	-	50,577
Non-current accounts payable to related companies	22,981	-	-	-	-	-	-	-	22,981
Other long-term provisions	-	-	3,299	25,352	-	-	-	-	28,651
Deferred tax liabilities	1,506,687	-	29,744	-	7,193	-	-	-	1,543,624
Non-current provisions for employee benefits	-	-	-	-	1,209	-	85,253	-	86,462
Other non-current non-financial liabilities	-	-	63,574	6	-	-	10	-	63,590
Total non-current liabilities	5,121,232	342,068	639,542	25,358	10,063	130	125,694	1,565,506	7,829,593

Total liabilities	6,243,546	433,572	889,075	75,271	38,105	14,806	537,993	1,668,967	9,901,335

52

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2024			12-31-2023
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,875,837	588,734	2,464,571	1,030,309	1,041,433	2,071,742

Other current financial liabilities	951,949	518,479	1,470,428	124,220	958,305	1,082,525
U.S. dollar	946,495	363,065	1,309,560	116,665	818,617	935,282
Euros	-	70,107	70,107	-	72,415	72,415
Brazilian real	5,454	33,092	38,546	7,059	12,084	19,143
Argentine pesos	-	-	-	496	-	496
U.F.	-	52,215	52,215	-	55,189	55,189

Bank borrowings	422,633	451,222	873,855	86,243	388,779	475,022
U.S. dollar	417,179	348,023	765,202	79,184	304,280	383,464
Euros	-	70,107	70,107	-	72,415	72,415
Brazilian real	5,454	33,092	38,546	7,059	12,084	19,143

Other borrowings	529,316	67,257	596,573	37,977	569,526	607,503
U.S. dollar	529,316	15,042	544,358	37,481	514,337	551,818
Argentine pesos	-	-	-	496	-	496
U.F.	-	52,215	52,215	-	55,189	55,189

Current lease liabilities	8,953	28,805	37,758	16,911	30,331	47,242
U.S. dollar	2,833	7,308	10,141	3,184	8,031	11,215
Euros	27	60	87	24	71	95
Brazilian real	2,446	8,637	11,083	8,848	8,639	17,487
Mexican pesos	-	874	874	458	1,421	1,879
Other currencies	54	435	489	16	50	66
Chilean pesos	2,717	8,394	11,111	2,648	8,459	11,107
U.F.	876	3,097	3,973	1,733	3,660	5,393

Trade and other current payables	653,369	20,896	674,265	744,010	16,445	760,455
U.S. dollar	184,688	50	184,738	150,702	165	150,867
Euros	26,966	-	26,966	18,933	-	18,933
Brazilian real	65,377	20,763	86,140	72,204	16,280	88,484
Argentine pesos	31,282	-	31,282	46,403	-	46,403
Mexican pesos	20,468	83	20,551	18,336	-	18,336
Other currencies	14,932	-	14,932	14,609	-	14,609
Chilean pesos	270,876	-	270,876	381,289	-	381,289
U.F.	38,780	-	38,780	41,534	-	41,534

Accounts payable to related companies	10,191	-	10,191	6,958	-	6,958
U.S. dollar	704	-	704	-	-	-
Chilean pesos	9,487	-	9,487	6,958	-	6,958

Other short-term provisions	2,061	-	2,061	3,905	-	3,905
U.S. dollar	503	-	503	2,542	-	2,542
Chilean pesos	283	-	283	18	-	18
U.F.	1,275	-	1,275	1,345	-	1,345

Current tax liabilities	9,086	20,554	29,640	1,567	11,751	13,318
U.S. dollar	2,152	-	2,152	1,562	11,751	13,313
Euros	5,230	-	5,230	-	-	-
Brazilian real	-	-	-	5	-	5
Argentine pesos	-	20,554	20,554	-	-	-
Mexican pesos	1,611	-	1,611	-	-	-
Chilean pesos	93	-	93	-	-	-

Current provisions for employee benefits	6,722	-	6,722	7,863	-	7,863
Chilean pesos	6,722	-	6,722	7,863	-	7,863

Other current non-financial liabilities	141,905	-	141,905	25,547	24,601	50,148
U.S. dollar	122,710	-	122,710	6,868	2,227	9,095
Euros	68	-	68	61	-	61
Brazilian real	3,373	-	3,373	2,935	22,151	25,086
Argentine pesos	3,483	-	3,483	3,014	-	3,014
Mexican pesos	5,319	-	5,319	7,827	-	7,827
Other currencies	2	-	2	1	-	1
Chilean pesos	6,950	-	6,950	4,841	223	5,064

Liabilities included in disposal groups
classified as held for sale	91,601	-	91,601	99,328	-	99,328
Brazilian real	91,601	-	91,601	99,328	-	99,328

53

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2024				12-31-2023
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,375,400	1,505,817	3,705,904	7,587,121	2,434,678	1,034,845	4,360,070	7,829,593

Other non-current financial liabilities	1,186,688	1,342,584	2,858,777	5,388,049	1,181,498	877,395	3,462,675	5,521,568
U.S. dollar	651,826	990,06	1,871,324	3,513,210	594,47	494,363	2,364,933	3,453,766
Euros	130,471	133,504	33,361	297,336	134,999	138,032	68,982	342,013
Brazilian real	123,077	15,99	-	139,067	155,703	30,984	-	186,687
U.F.	281,314	203,03	954,092	1,438,436	296,326	214,016	1,028,760	1,539,102

Bank borrowings	734,313	149,494	33,361	917,168	786,031	169,016	68,982	1,024,029
U.S. dollar	480,765	-	-	480,765	495,329	-	-	495,329
Euros	130,471	133,504	33,361	297,336	134,999	138,032	68,982	342,013
Brazilian real	123,077	15,99	-	139,067	155,703	30,984	-	186,687

Other borrowings	452,375	1,193,090	2,825,416	4,470,881	395,467	708,379	3,393,693	4,497,539
U.S. dollar	171,061	990,06	1,871,324	3,032,445	99,141	494,363	2,364,933	2,958,437
U.F.	281,314	203,03	954,092	1,438,436	296,326	214,016	1,028,760	1,539,102

Non-current lease liabilities	73,876	62,946	369,011	505,833	70,451	58,933	382,756	512,14
U.S. dollar	24,491	21,227	81,018	126,736	21,617	16,715	76,652	114,984
Euros	37	2	-	39	48	7	-	55
Brazilian real	30,701	31,458	284,464	346,623	20,403	26,754	299,367	346,524
Mexican pesos	1,063	28	-	1,091	1,386	275	-	1,661
Other currencies	64	-	-	64	96	34	-	130
Chilean pesos	10,31	4,288	559	15,157	15,933	4,661	1,788	22,382
U.F.	7,21	5,943	2,97	16,123	10,968	10,487	4,949	26,404

Non-current payable	40,502	-	-	40,502	27,763	-	22,814	50,577
U.S. dollar	23,411	-	-	23,411	-	-	22,814	22,814
Brazilian real	8,731	-	-	8,731	9,714	-	-	9,714
Chilean pesos	8,36	-	-	8,36	18,049	-	-	18,049

Non- current accounts payable to related companies	-	7,581	18,714	26,295	-	7,581	15,400	22,981
U.S. dollar	-	7,581	18,714	26,295	-	7,581	15,400	22,981

Other long-term provisions	29,811	3,577	-	33,388	28,543	108	-	28,651
Brazilian real	3,566	3,577	-	7,143	3,191	108	-	3,299
Argentine pesos	26,184	-	-	26,184	25,352	-	-	25,352
Chilean pesos	61	-	-	61	-	-	-	-

Deferred tax liabilities	921,191	83,498	459,356	1,464,045	985,219	82,142	476,263	1,543,624
U.S. dollar	910,240	82,350	443,811	1,436,401	976,270	81,004	449,413	1,506,687
Brazilian real	4,849	1,148	15,545	21,542	1,756	1,138	26,850	29,744
Mexican pesos	6,102	-	-	6,102	7,193	-	-	7,193

Non-current provisions for employee benefits	78,379	-	-	78,379	86,462	-	-	86,462
Mexican pesos	1,214	-	-	1,214	1,209	-	-	1,209
Chilean pesos	77,165	-	-	77,165	85,253	-	-	85,253

Other non-current non-financial liabilities	44,953	5,631	46	50,630	54,742	8,686	162	63,590
Brazilian real	43,699	5,631	46	49,376	54,726	8,686	162	63,574
Argentine pesos	64	-	-	64	6	-	-	6
Chilean pesos	1,190	-	-	1,190	10	-	-	10

54

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco MS Participações S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
E2E SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Global Limited.	United Kingdom	Poun sterling
Lemu Earth SpA.	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Tecverde Engenharia S.A.	Brazil	Brazilian real

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - June		April - June
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco Canada Limited.	(9,093)	6,730	(2,520)	6,046
Arauco Do Brasil S.A.	(22,265)	28,280	(18,692)	16,499
Arauco Florestal Arapoti S.A.	(8,229)	6,105	(6,140)	4,178
Arauco Forest Brasil S.A.	25,210	33,144	(27,143)	21,550
Arauco Industria de Mexico, S.A de C.V.	(27,490)	23,756	(31,581)	10,592
Arauco MS Participações S.A.	(89,864)	-	(27,164)	-
Sonae Arauco S.A.	(6,667)	4,217	(1,585)	1,181
Others	(1,907)	665	(878)	1,164
Total reserve of exchange differences on translation	(140,305)	102,897	(115,703)	61,210

Effect of foreign exchange rates changes

	January - June		April - Ju ne
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(5,989)	(8,238)	2,488	(204)
Reserve of exchange differences on translation (with non-controlling interests)	(142,791)	102,897	(115,807)	61,355

NOTE 12. Borrowing COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts.

	January - June		April - June
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.99%	4.74%	4.99%	4.74%
Amount of the interest cost capitalized, property, plant and equipment	708	139	424	86

55

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces interim consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

56

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	06-30-2024			12-31-2023
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA.	Chile	U.S. Dollar	-	98.64149	98.64149	-	98.64114	98.64114
77.630.618-5	Agrícola San Carlos SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA.	Chile	U.S. Dollar	-	98.64149	98.64149	-	98.64114	98.64114
77.630.629-0	Agrícola Trupán SpA. (1)	Chile	U.S. Dollar	-	-	-	-	98.64114	98.64114
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA.	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Europe Cooperatief U.A.	Holland	U.S. Dollar	0.44979	99.54919	99.99898	0.44979	99.54919	99.99898
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99899	99.99899
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	8.51901	91.48006	99.99907	8.51901	91.48006	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	Dubai	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian Real	8.51902	91.48005	99.99907	0.20000	99.79898	99.99898
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Pulp Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83109	56.83109	-	56.83107	56.83107
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
76.869.577-0	E2E SpA.	Chile	Chilean Pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64149	98.64149	-	98.64114	98.64114
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA.	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA.	Chile	Chilean Pesos	-	96.25956	96.25956	-	87.65386	87.65386
-	Lemu Global Limited.	United Kingdom	U.S. Dollar	-	96.25956	96.25956	-	94.37831	94.37831
-	Lemu Inc.	United States	U.S. Dollar	-	96.25956	96.25956	-	94.37831	94.37831
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA.	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde Engenharia S.A.	Brazil	Brazilian Real	-	89.39060	89.39060	-	89.39060	89.39060
-	Woodaffix, LLC.	United States	U.S. Dollar	-	99.99911	99.99911	-	99.99911	99.99911

(1)	Forestal Cholguán S.A. sold the subsidiary Agrícola Trúpan SpA. to Maderas Arauco S.A., later Agrícola Trúpan SpA. merged into Maderas Arauco S.A.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Monte Fresnos S.A.	Uruguay	U.S. dollar
Monte Fresnos A.A.R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Taurion S.A.	Uruguay	U.S. dollar
Taurion A.A.R.L.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

57

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these interim consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January - June		April - June
	2024	2023	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	36,987	39,032	20,575	16,728
Per diem compensation to members of the Board of Directors	1,316	1,357	712	679
Termination benefits	1,656	1,606	765	545
Total	39,959	41,995	22,052	17,952

Related party receivables, current

		Nature of				06-30-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	11	10
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,064	2,113
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	30 days	11	217
CMPC Pulp SpA.	96.532.330-9	Common stockholder	Chile	Chilean pesos	30 days	1	-
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	647	-
Alxar Internacional SpA.	76.879.169-4	Common controlling parent	Chile	Chilean pesos	-	-	42
Sociedad Efecto Producciones Ltda.	77.131.710-3	Common matrix director	Chile	Chilean pesos	-	-	9
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	-	-	10
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	62	14
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	138	27
Softys Argentina S.A.	-	Common shareholder of the parent company	Argentina	Argentine pesos	30 days	1,097	174
TOTAL						4,031	2,616

58

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Related party payables, current

		Nature of				06-30-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	9,221	6,017
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	92	319
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	-	444
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	30 days	4	5
Red to Green S.A.	86.370.800-1	Common stockholder	Chile	Chilean pesos	30 days	1	1
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	2	7
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	-	-	14
Vía Limpia SpA.	79.874.200-0	Common controlling parent	Chile	Chilean pesos	-	-	4
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	3	4
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	-	-	143
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	30 days	704	-
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	164	-
TOTAL						10,191	6,958

Related party payables, non-current

		Nature of				06-30-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-54	5,059	-
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-27	7,581	7,581
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	On demand	13,655	15,400
TOTAL						26,295	22,981

Related party transactions

Purchases

		Nature of			Transaction	06-30-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,023	4,033
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	61,249	168,859
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Transport, stowage and port services	4,777	17,008
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	22,099	50,815
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	323	1,065
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Telephone services	293	922
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	217	1,187
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	Electrical Power	31	202
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	412	1,283
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	101	215
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Waste management service and other purchases	142	280

Sales

		Nature of			Transaction	06-30-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power	329	430
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	12,046	23,162
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	87	226
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Leasings	283	405
Cartulinas CMPC S.A.	96.731.890-6	Common stockholder	Chile	Chilean pesos	Pulp	-	222
Softys Chile SpA.	96.529.310-8	Common stockholder	Chile	Chilean pesos	Pulp	-	782
Forestal Mininco SpA.	91.440.000-7	Common stockholder	Chile	Chilean pesos	Pest control services and other sales	57	441
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Other sales	73	294
EMOAC SpA	76.208.888-6	Subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	547	2,125
Softys Argentina S.A.	-	Common shareholder of the parent company	Argentina	Argentine pesos	Pulp	4,799	15,534

Other transactions

		Nature of			Transaction	06-30-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Reales	Capital contribution	-	23,553
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	Capital contribution	10,226	1,509
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	296	222
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Issuance of new shares	-	15,400
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Capital contribution	-	9,230
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Borrowing capitalization	-	1,770
E2E SpA.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Borrowing capitalization	-	5,254
Tecverde Engenharia S.A.	-	Subsidiary of a joint venture	Brazil	U.S. dollar	Borrowing	-	2,668
E2E SpA.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Borrowing	-	537

59

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

On March 17, 2023, Arauco took over control of the company E2E SpA., acquiring the remaining 50% interest. The payment for this transaction amounted to ThCLP$ 102.

NOTE 15. INVESTMENTS IN ASSOCIATES

In 2023, Arauco contributed capital to Falcão MS SPE S.A. for ThR$ 116,742 (equivalent to ThU.S.$ 23,553).

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	06-30-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 55,469	ThU.S.$ 64,788

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	06-30-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 381	ThU.S.$ 451

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	06-30-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	06-30-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 1

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	06-30-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 31,399	ThU.S.$ 34,558

	06-30-2024	12-31-2023
Total investments in associates accounted for using equity method	ThU.S.$ 87,258	ThU.S.$ 99,806

60

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of associates

	Assets
					Consorcio
	Inversiones Puerto	Serv.Corporativos	Florestal Vale	Falcão	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	do Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
06-30-2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1	7,017	5,959	21,232	-	10	34,219
Non-current	112,757	2,463	66,930	94,064	-	62	276,276
Total of associates	112,758	9,480	72,889	115,296	-	72	310,495

	Liabilities and Equity
					Consorcio
	Inversiones Puerto	Serv.Corporativos	Florestal Vale do	Falcão	Tecnológico	Genómica	Total
	Coronel S.A.	Sercor S.A.	Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	54	5,611	856	9,306	-	-	15,827
Non-current	-	1,965	18,279	38,914	-	35	59,193
Equity	112,704	1,904	53,754	67,076	-	37	235,475
Total of associates	112,758	9,480	72,889	115,296	-	72	310,495
06-30-2024
Income	-	2,295	4,909	6,813	-	-	14,017
Other income / expenses	(17,908)	(2,529)	(2,288)	(828)	-	-	(23,553)
Net profit or loss (continuing operations) of associates	(17,908)	(234)	2,621	5,985	-	-	(9,536)
Other comprehensive income	2,135	-	-	-	-	-	2,135
Comprehensive income	(15,773)	(234)	2,621	5,985	-	-	(7,401)
Dividends received	-	-	871	-	-	-	871

	Assets
					Consorcio
	Inversiones Puerto	Serv.Corporativos	Florestal Vale	Falcão	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	do Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
12-31-2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1	7,449	4,841	11,746	-	10	24,047
Non-current	131,395	2,188	77,284	169,486	4	62	380,419
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466

	Liabilities and Equity
					Consorcio
	Inversiones Puerto	Serv.Corporativos	Florestal Vale do	Falcão	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	54	6,021	1,743	4,238	-	-	12,056
Non-current	-	1,362	20,990	106,468	3	35	128,858
Equity	131,342	2,254	59,392	70,526	1	37	263,552
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466
06-30-2023
Income	-	2,343	4,799	-	-	-	7,142
Other income / expenses	1,581	(2,029)	(2,163)	186	-	(1)	(2,426)
Net profit or loss (continuing operations) of associates	1,581	314	2,636	186	-	(1)	4,716
Other comprehensive income	-	-	-	-	-	-	-
Comprehensive income	1,581	314	2,636	186	-	(1)	4,716
Dividends received	-	-	105	-	-	-	105

61

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening balance as of January 1	423,611	365,671
Changes
Investment in joint ventures, additions (1)	-	23,553
Investment in joint ventures, additions (2)	10,522	55,885
Share of profit (loss) in investment in associates	(7,627)	3,990
Share of profit (loss) in investment in joint ventures	(3,542)	3,719
Dividends received, Investments in associates	(1,500)	(3,687)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(11,675)	9,467
Reclassification from (to) assets held for sale (3)	-	(29,102)
Other increase (decrease) in investment in associates and joint ventures	(1,171)	(5,885)
Total changes	(14,993)	57,940
Closing balance	408,618	423,611

Year 2024

(2)	Forestal Arauco S.A., during the year 2024 has made contributions of non-monetary assets to Agrícola Fresno SpA for ThU.S.$ 10,226.

Arauco Bioenergía SpA., during the year 2024 has made capital contributions to Parque Eólico Ovejera Sur SpA.for ThCLP$ 285,000 equivalents to ThU.S.$ 296 corresponding to 296 shares.

Year 2023

(1)	Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 116,742 that is equivalent to ThU.S.$ 23,553 for 116,741,636 shares.
(2)	On January 9, 2023 Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 that is equivalent to ThU.S.$ 5,254 for 4,446,808 shares.

-Forestal Arauco S.A. and Agrícola San Carlos SpA. In March 2023 made a non-monetary assets contribution to Agrícola Fresno SpA for ThU.S.$ 1,509. For this contribution they subscribed 266,204 and 35,556 shares respectively. In the act, Agrícola San Carlos SpA sold the subscribed shares of Agrícola Fresno SpA to Forestal Arauco S.A., maintaining Forestal Arauco S.A. a 50% of share in Agrícola Fresno SpA.

-Arauco Bioenergía SpA., during the year 2023 made capital contributions to the company Parque Eólico Ovejera Sur SpA. for ThCLP$ 185,000 equivalent to ThU.S.$ 222 corresponding to 185 shares.

-Arauco Venture Limited., during the year 2023 acquired 51.1278% of TreeCo, Inc. shares, for a total of ThU.S.$ 48,900, which were carried out based on the committed agreements. As of June 30, 2024 the contribution paid was ThU.S.$ 11,000, through the capitalization of loan receivable for ThU.S.$ 1,770 and cash contributions for ThU.S.$ 9.230.

(3)	Arauco Forest Brasil S.A. investment on Florestal Vale do Corisco S.A.

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	87,258	99,806
Carrying amount of investments in joint ventures accounted for using equity method	321,360	323,805
Total investment accounted for using equity method	408,618	423,611

62

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of June 30, 2024 and December 31, 2023 are reported below:

During the period as of June 30, 2024, through the subsidiary Forestal Arauco S.A., contributions of non-monetary assets have been made to Agrícola Fresno SpA for a total amount of ThUS$ 10,226.

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (entities that classify as Arauco’s joint operation in Uruguay), acquired all the shares and social rights of four companies owned by Global Timber Spain SLU and Global Timber International LLC. The acquired companies are Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada. These companies together own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus trees.

On September 13, 2023, Arauco, through its United Kingdom investment company Arauco Ventures Ltd., acquired 51.1278% of the company TreeCo, Inc. in the United States. This company is engaged in research aimed at development and studies focusing on the development and commercial application of genome editing, biotechnology and forest genetics technologies and/or knowledge, including in vitro and ex vitro plant propagation, tissue culture and clone delivery, plant establishment, wood property analysis and development or sale of clones, seedlings and trees for application to forestry. The price agreed for the shares representing the aforementioned shareholding percent is ThU.S.$ 48,900, payable based on the committed agreements. At the closing of these financial statements the amount paid was ThU.S.$ 11,000.

Arauco initially recorded this acquisition based on the information available to date, making a preliminary determination of the allocation of fair values. The amounts were considered provisional amounts and may be adjusted during the measurement period of this acquisition to reflect new information obtained about facts and circumstances existing at the date of the acquisition which, if known, would have affected the measurement of the amounts recognized at that date.

As of January 9, 2023, Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 (equivalent to ThU.S.$ 5,254).

As of June 30, 2024 and 2023, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

63

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	458,052	71,380	408,066	44,798
Non-current	1,931,863	129,076	1,948,800	133,661
Equity	-	2,189,459	-	2,178,407
Total joint arrangement	2,389,915	2,389,915	2,356,866	2,356,866
Investment	1,094,730		1,089,204

	06-30-2024	06-30-2023
	ThU.S.$	ThU.S.$
Income	459,448	528,491
Expenses	(330,637)	(327,352)
Joint arrangement net income (loss)	128,811	201,139

	06-30-2024		12-31-2023
Forestal Cono Sur S.A. (consolidated)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	56,149	6,070	51,173	5,911
Non-current	148,425	3,911	150,619	3,931
Equity	-	194,593	-	191,950
Total joint arrangement	204,574	204,574	201,792	201,792
Investment	97,298		95,975

	06-30-2024		06-30-2023
	ThU.S.$		ThU.S.$
Income	6,613		7,735
Expenses	(3,967)		(3,468)
Joint arrangement net income (loss)	2,646		4,267

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	187,666	262,697	150,509	223,974
Non-current	1,118,041	118,373	965,695	116,226
Equity	-	924,637	-	776,004
Total joint arrangement	1,305,707	1,305,707	1,116,204	1,116,204
Investment	462,319		388,002

	06-30-2024		06-30-2023
	ThU.S.$		ThU.S.$
Income	150,154		136,478
Expenses	(120,719)		(110,314)
Joint arrangement net income (loss)	29,435		26,164

	06-30-2024		12-31-2023
Zona Franca Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	15,705	97,432	6,842	90,235
Non-current	422,318	-	425,634	-
Equity	-	340,591	-	342,241
Total joint arrangement	438,023	438,023	432,476	432,476
Investment	170,296		171,121

	06-30-2024		06-30-2023
	ThU.S.$		ThU.S.$
Income	10,901		10,536
Expenses	(12,551)		(12,011)
Joint arrangement net income (loss)	(1,650)		(1,475)

64

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	16,957	4,201	16,898	4,397
Non-current	39,992	5,127	39,854	5,142
Equity	-	47,621	-	47,213
Total joint arrangement	56,949	56,949	56,752	56,752
Investment	23,811		23,607

	06-30-2024	06-30-2023
	ThU.S.$	ThU.S.$
Income	26,435	24,048
Expenses	(23,027)	(22,741)
Joint arrangement net income (loss)	3,408	1,307
Other comprehensive income	-	-
Comprehensive income	3,408	1,307
Dividends	1,500	-

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	319,543	293,755	274,085	202,434
Non-current	700,568	317,159	705,465	346,471
Equity	-	409,197	-	430,645
Total joint arrangement	1,020,111	1,020,111	979,550	979,550
Net assets	185,026		194,762
Net asset adjustment (goodwill)	19,573		20,561
Investment	204,599		215,323

	06-30-2024	06-30-2023
	ThU.S.$	ThU.S.$
Income	490,516	578,022
Expenses	(500,271)	(540,340)
Joint arrangement net income (loss)	(9,755)	37,682
Other comprehensive income	-	-
Comprehensive income	(9,755)	37,682
Dividends	-	-

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	221	118	245	77
Non-current	4,168	424	4,240	225
Equity	-	3,847	-	4,183
Total joint arrangement	4,389	4,389	4,485	4,485
Investment	1,924		2,091

	06-30-2024	06-30-2023
	ThU.S.$	ThU.S.$
Income	17	-
Expenses	(56)	(38)
Joint arrangement net income (loss)	(39)	(38)
Other comprehensive income	-	-
Comprehensive income	(39)	(38)
Dividends	-	-

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	469	195	301	95
Non-current	3,201	-	3,103	-
Equity	-	3,475	-	3,309
Total joint arrangement	3,670	3,670	3,404	3,404
Investment	1,738		1,655

	06-30-2024	06-30-2023
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(70)	(23)
Joint arrangement net income (loss)	(70)	(23)
Other comprehensive income	-	-
Comprehensive income	(70)	(23)
Dividends	-	-

65

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2024		02-28-2023
	Assets	Liabilities	Assets	Liabilities
E2E SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	-	7,693	20,282
Non-current	-	-	21,411	2,520
Equity	-	-	-	6,302
Total joint arrangement	-	-	29,104	29,104
Investment	-		3,151

	06-30-2024	02-28-2023
	ThU.S.$	ThU.S.$
Income	-	224
Expenses	-	(1,244)
Joint arrangement net income (loss)	-	(1,020)
Other comprehensive income	-	-
Comprehensive income	-	(1,020)
Dividends	-	-

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	599	475	765	2,225
Non-current	4,966	1,906	4,981	-
Equity	-	3,184	-	3,521
Total joint arrangement	5,565	5,565	5,746	5,746
Investment	1,592		1,761

	06-30-2024	06-30-2023
	ThU.S.$	ThU.S.$
Income	134	-
Expenses	(220)	(30)
Joint arrangement net income (loss)	(86)	(30)
Other comprehensive income	-	-
Comprehensive income	(86)	(30)
Dividends	-	-

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	11,074	12,232	2,939	7,558
Non-current	113,921	1,582	96,303	1,159
Equity	-	111,181	-	90,525
Total joint arrangement	124,995	124,995	99,242	99,242
Investment	55,591		45,263

	06-30-2024	06-30-2023
	ThU.S.$	ThU.S.$
Income	155	-
Expenses	(658)	(53)
Joint arrangement net income (loss)	(503)	(53)
Other comprehensive income	-	-
Comprehensive income	(503)	(53)
Dividends	-	-

	06-30-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	3,674	17	3,500	-
Non-current	91,949	-	92,143	-
Equity	-	95,606	-	95,643
Total joint arrangement	95,623	95,623	95,643	95,643
Investment	48,881		48,900	-

	06-30-2024	06-30-2023
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(37)	-
Joint arrangement net income (loss)	(37)	-
Other comprehensive income	-	-
Comprehensive income	(37)	-
Dividends	-	-

66

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill in Chile, which was recognized into impairment provisions of individual assets for which reversals were made in 2023, leaving a balance of ThU.S.$ 3,639 as of June 30, 2024.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of celulose pulp, which to date is ThU.S.$ 127,260. (ThU.S.$ 127,260 as of December 31, 2023).

The premises included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023 the decision to suspend the manufacturing pulp process at the Licancel mill (Chile). As of June 30, 2024, the Licancel mill impairment provision was recognized for a total of ThU.S.$ 61,039 (ThU.S.$ 61,039 as of December 31, 2023), which includes Property, plant and equipment and Inventory of spare parts.

In the second quarter of 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserraderos Horcones II in Chile, which remains to date.

In 2024, an impairment provision of ThU.S.$ 4,989 was recognized corresponding to the indefinite suspension of operations of the Aserradero El Colorado in Chile.

As of June 30, 2024, impairment provisions associated with sales and recoveries from property, plant and equipment from the subsidiaries of United States, impairment provisions associated with from property, plant and equipment were reversed for a total of ThU.S.$ 3,732 (ThU.S.$ 7,113 as of December 31, 2023).

All impairment provision charges are presented in the interim consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	06-30-2024	12-31-2023
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	401,671	324,350
Impairment loss recognized in profit or loss	5,874	80,146
Reversal of impairment loss recognized in profit or loss	(6,413)	(7,899)
Increase (decrease) in foreign exchange	(7,566)	5,074
Closing balance	393,566	401,671

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

	06-30-2024	12-31-2023
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	31,764	33,324
Impairment loss recognized in profit or loss	2,040	8,600
Reverse of impairment recognized loss in profit or loss	(641)	(10,197)
Increase (decrease) in foreign exchange	(383)	206
Closing balance	32,780	31,764

67

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 53,758 (ThU.S.$ 55,891 on December 31, 2023), as shown below:

	06-30-2024	12-31-2023
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,654	40,726
Arauco do Brasil S.A. (Pien mill)	12,372	14,433
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	53,758	55,891

	06-30-2024	12-31-2023
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	55,891	54,800
Increase (decrease) impairment	(198)	-
Increase (decrease) in foreign exchange	(1,935)	1,091
Closing balance	53,758	55,891

Of the total of goodwill, ThU.S.$ 40,654 (ThU.S.$ 40,726 as of December 31, 2023) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

Due to the investment in panel plant in Pien, Brazil, there is a goodwill of ThU.S.$ 12,372 (ThU.S.$ 14,433 as of December 31, 2023).

The recoverable amount for the Pien mill’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of June 30, 2024 and December 31, 2023, the carrying value of the goodwill of the plants did not exceed their recoverable value (except for ThU.S.$ 198 of goodwill impairment and ThU.S.$ 885 of Pien mill line impairment).

68

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.

The Constitución Truck Owners Trade Association (in Spanish, Asociación Gremial de Dueños de Camiones de Constitución or “ASODUCAM”) has filed a claim – seeking the specific performance of a contract and damages – against Forestal Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. The respondents are being sued joint and severally.

The complaint is based on assumptions on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco SpA., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

On February 5, 2024, Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. formally objected to a transaction exception and, in subsidy, answered the lawsuit. For its part, Forestal Arauco S.A. directly answered the lawsuit presented by ASODUCAM.

On February 7, 2024, the court ordered the suspension of proceedings, pending the resolution of the settlement plea, and duly noted that the claim against Forestal Arauco S.A. had been properly answered. By way of a resolution dated February 29, 2024, a ruling on the above plea was postponed until the final decision of the case. A motion for reconsideration, with a secondary appeal, was filed against this ruling, which was rejected by a resolution dated March 12, 2024, while the secondary appeal was granted. On March 20, 2024, the case was forwarded to the Court of Appeals of Santiago under docket No. 471-2024; the admissibility of the secondary appeal is still pending.

Upon conclusion of the discussion period, a settlement hearing was held on April 18, 2024, but the settlement was ultimately declared failed. The court must now issue a resolution commencing the period for the production of evidence.

Forestal Arauco S.A.

On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

69

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Upon conclusion of the discussion period, on September 2, 2022, the company filed a motion for abandonment of proceedings, the resolution of which is still is pending.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of June 30, 2024, Arauco has not established any provision for this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2021 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. Currently, both proposals are in process.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 487 as of June 30, 2024) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A. The company presented the appropriate administrative defense at that time.

On July 20, 2015, Arauco do Brasil was notified of the first administrative level resolution, which partially confirmed the sanction. Against this resolution, a voluntary appeal to revoke the Notice of Infringement was filed before the Administrative Council of Fiscal Resources of Brazil (in Portuguese, Conselho Administrativo de Recursos Fiscais or “CARF”), which is the second level.

On May 16, 2017, the CARF issued its decision on the matter, and confirmed certain arguments presented by the Company regarding the premium, although it decided to file additional charges. On September 27, 2018, Arauco do Brasil S.A was notified of the CARF’s decision, and the Company then filed a motion for clarification to clarify certain elements of the CARF’s decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, set a deadline to file the last appeal within the administrative scope (“Special Appeal”). This Special Appeal was lodged before the CARF High Chamber of Fiscal Resources (in Portuguese, Camara Superior de Recursos Fiscais or “CSRF”) on February 11, 2019, reiterating the allegations put forth by the Company’s defense regarding the issues and charges that remained outstanding in the process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level fine(deductibility of interest and isolated fine of 50%) whose estimated amount of R$34.5 million (equivalent to ThU.S.$ 6,579 as of June 30, 2024). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (ThU.S.$ 701 as of June 30, 2024) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (ThU.S.$ 1,635 as of June 30, 2024).

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Subsequently, Arauco do Brasil performed the payment in cash and also the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil's compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 8,040 as of June 30, 2024). Arauco do Brasil filed the Tax Debt Annulment Action.

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 5,063 as of June 30, 2024). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which estimated amount is R$ 15,612,831 (ThU.S.$ 2,977 as of June 30, 2024).

On May 29, 2023, the Federal Reserve filed an appeal seeking the revocation of the judgment in the section that was favorable to Arauco, while, on June 26, 2023, Arauco also filed an appeal, but seeking the ratification of the judgment regarding interest and legal expenses on debts in the amnesty program. Arauco filed its counter-arguments to the Appeal of the National Treasury and is currently awaiting the filing of counter-arguments by the National Treasury to subsequently send the case to the Court for an appellate judgment.

After the submission of counter-arguments by both parties, on July 18, 2023 the case was referred to the court for an appellate trial. The case is currently awaiting trial in court.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of June 30, 2024, Arauco has not established any provision for this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 16,015 as of June 30, 2024) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its origin. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (ThU.S.$ 8,188 as of June 30, 2024) was fully reversed.

72

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, in an attempt to reverse the decision in favor of Arauco.

In October 2023, the special appeal was rejected. In November 2023, the contractor firm lodged an appeal, seeking admissibility, but in April 2024 said appeal was not admitted.

In May 2024, opposing counsel filed a new appeal in an attempt to have its main appeal reviewed by the Superior Court of Law. This appeal has not yet been heard.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $ 85,172,274 Mexican pesos (ThU.S.$ 5,020 as of June 30, 2024), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $ 275,986,671 Mexican pesos (ThU.S.$ 16,265 as of June 30, 2024); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $ 3,058,221 Mexican pesos (ThU.S.$ 180 as of June 30, 2024); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (ThU.S.$ 20,178 as of June 30, 2024), $ 66,250,020 (ThU.S.$ 3,904 as of June 30, 2024), $ 46,389,980 (ThU.S.$ 2,734 as of June 30, 2024) and $ 11,457,000 Mexican pesos (ThU.S.$ 675 as of June 30, 2024), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $ 437,900,830 Mexican pesos (ThU.S.$ 25,808 as of June 30, 2024).

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, additional evidence was submitted, and subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of June 30, 2024, Arauco has not established any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

73

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of June 30, 2024 and December 31, 2023 are as follows:

	06-30-2024	12-31-2023
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	2,061	3,905
Provisions for litigations	582	440
Other short-term provisions	1,479	3,465
Long-term provisions, non-Current	33,388	28,651
Provisions for litigations	29,093	28,651
Other long-term provisions	4,295	-
Total provisions	35,449	32,556

	06-30-2024
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,091	3,465	32,556
Changes in provisions
Additional provisions	1,664	4,499	6,163
Used provisions	(496)	(2,119)	(2,615)
Increase (decrease) in foreign exchange	(588)	(71)	(659)
Other increases (decreases)	4	-	4
Total changes	584	2,309	2,893
Closing balance	29,675	5,774	35,449

(*)	The increase in litigations is mainly made up of ThU.S.$ 1,582 (subsidiaries in Brazil) for civil and labor lawsuits.
(**)	The increase in Other Provisions corresponds mainly to the deferred subsidy of one subsidiary in Brazil. In addition, the decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 o Arauco mill.

	12-31-2023
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	39,668	10,551	50,219
Changes in provisions
Additional provisions	27,732	-	27,732
Increase due to business combination	87	-	87
Used provisions	(1,743)	(5,440)	(7,183)
Reversal of unused provision	(32,276)	(1,676)	(33,952)
Increase (decrease) in foreign exchange	(3,524)	30	(3,494)
Other increases (decreases)	(31)	-	(31)
Decrease through transfer to liabilities included in disposal groups classified as held for sale	(822)	-	(822)
Total changes	(10,577)	(7,086)	(17,663)
Closing balance	29,091	3,465	32,556

(*)	The increase in litigations is mainly made up of ThU.S.$ 25,098 (subsidiaries in Brazil) for civil and labor lawsuits. In addition, the decrease legal litigations correspond mainly to the reversal of the provision for a lawsuit with a supplier in the Arauco do Brasil S.A.
(**)	The decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 o Arauco mill and the decrease in the balance of the provision for negative equity of E2E SpA.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

74

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	06-30-2024	12-31-2023
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	59,792	66,431
Intangible assets under development (IT programs)	710	2,793
Computer software	20,381	21,429
Water rights	4,353	4,999
Customer relationship	16,903	19,457
Other identifiable intangible assets	17,445	17,753
Classes of intangible assets, gross	228,916	232,484
Intangible assets under development (IT programs)	710	2,793
Computer software	126,995	124,794
Water rights	4,353	4,999
Customer relationship	74,653	75,337
Other identifiable intangible assets	22,205	24,561
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(169,124)	(166,053)
Accumulated amortization and impairment, intangible assets	(169,124)	(166,053)
Computer software	(106,614)	(103,365)
Customer relationship	(57,750)	(55,880)
Other identifiable intangible assets	(4,760)	(6,808)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	06-30-2024
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,793	21,429	4,999	19,457	17,753	66,431
Changes
Additions	668	1,292	-	-	89	2,049
Disposals	(7)	(21)	(646)	-	-	(674)
Amortization	-	(4,141)	-	(2,388)	(214)	(6,743)
Increase (decrease) in foreign exchange	-	(156)	-	(166)	(183)	(505)
Increase (decrease) though transfers	(670)	-	-	-	-	(670)
Other increases (decreases)	(2,074)	1,978	-	-	-	(96)
Changes total	(2,083)	(1,048)	(646)	(2,554)	(308)	(6,639)
Closing balance	710	20,381	4,353	16,903	17,445	59,792

	12-31-2023
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	5,076	22,323	5,185	24,015	16,840	73,439
Changes
Additions	2,273	4,035	-	-	744	7,052
Additions through business combination	-	190	-	-	1,140	1,330
Disposals	(356)	(880)	(186)	-	-	(1,422)
Amortization	-	(8,726)	-	(4,681)	(659)	(14,066)
Impairment los recognised in profit or loss	-	-	-	-	(195)	(195)
Increase (decrease) in foreign exchange	-	312	-	124	(117)	319
Other increases (decreases)	(4,200)	4,290	-	(1)	-	89
Decrease through classified as held for sale	-	(115)	-	-	-	(115)
Changes total	(2,283)	(894)	(186)	(4,558)	913	(7,008)
Closing balance	2,793	21,429	4,999	19,457	17,753	66,431

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the interim consolidated statements of profit or loss under the administrative expenses line item.

75

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of June 30, 2024, Arauco had a total surface of 1.77 million hectares of which 976 thousand hectares are used for forestry planting, 516 thousand hectares are native forest, 115 thousand hectares are used for other purposes and 166 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant & equipment, Forest plantations are presented in Biological Assets.

For the six-months period ended June 30, 2024, the production volume of logs totaled 10.5 million m3 (9.5 million m3 as of June 30, 2023).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the interim consolidated statements of profit or loss under the line item other income per function, which as of June 30, 2024 amounted to ThU.S.$ 25,767 (ThU.S.$ 108,687 as of June 30, 2023). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of June 30, 2024 amounted to ThU.S.$ 142,925 (ThU.S.$ 147,430 as of June 30, 2023).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

76

- The discount rates used are 7.0% in Chile, 8.3% Brazil, 22.6% in Argentina and 9% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(111,410)
	-0.5	118,680
Margins (%)	10	456,864
	-10	(456,864)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the interim consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these interim consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of biological assets pledged as security

As of June 30, 2024, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

77

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Current and non-current biological assets

As of the date of these interim consolidated financial statements, the current and non-current biological assets were as follows:

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current	387,338	370,957
Non-current	2,589,284	2,651,622
Total	2,976,622	3,022,579

Reconciliation of carrying amount of biological assets

	06-30-2024
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	370,957	2,651,622	3,022,579
Changes in real incurred cost	(8,542)	107,928	99,386
Additions through acquisition	-	208,915	208,915
Sales	(6)	(2,825)	(2,831)
Harvest	(73,848)	-	(73,848)
Increases (decreases) in foreign exchange	(7,729)	(21,958)	(29,687)
Loss of forest due to fires	-	(2,799)	(2,799)
Transfers from non-current to current	73,041	(73,041)	-
Other increases (decreases)	-	(364)	(364)
Changes in fair value	24,923	(170,266)	(145,343)
Gain (losses) arising from changes in fair value minus sale costs (*)	-	(10,466)	(10,466)
Sales	-	(3,103)	(3,103)
Harvest	(132,196)	-	(132,196)
Loss of forest due to fires	-	422	422
Transfers from non-current to current	157,119	(157,119)	-
Total changes	16,381	(62,338)	(45,957)
Closing balance	387,338	2,589,284	2,976,622

(*)	As of June 30, 2024, the balance in biological assets held for sale was ThU.S.$ 36,233 by appraisal adjustment.

	12-31-2023
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	330,435	2,864,935	3,195,370
Changes in real incurred cost	(3,401)	163,890	160,489
Additions through acquisition	1,570	416,792	418,362
Sales	(168)	(6,167)	(6,335)
Harvest	(147,901)	-	(147,901)
Increases (decreases) in foreign exchange	(4,032)	20,039	16,007
Loss of forest due to fires	(1,652)	(63,353)	(65,005)
Transfers to non-current assets held for sale	(11,022)	(43,939)	(54,961)
Transfers from non-current to current	159,804	(159,804)	-
Other increases (decreases)	-	322	322
Changes in fair value	43,923	(377,203)	(333,280)
Gain (losses) arising from changes in fair value minus sale costs	-	264,477	264,477
Sales	(51)	(5,736)	(5,787)
Harvest	(322,232)	-	(322,232)
Loss of forest due to fires	-	(43,721)	(43,721)
Transfers to non-current assets held for sale	(48,148)	(177,869)	(226,017)
Transfers from non-current to current	414,354	(414,354)	-
Total changes	40,522	(213,313)	(172,791)
Closing balance	370,957	2,651,622	3,022,579

Regarding the fires that occurred in Chile in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos, 47 thousand hectares of productive forest plantations of Arauco were affected. During 2023, management was carried out that allowed to recover an approximate equivalent to 12 thousand hectares.

As of December 31, 2023, a forest fire loss net of insurance compensation of U.S.$ 17 million was recognized for the fires in Chile, reducing the gross value of the biological assets, which represented 3.2% of the value of the forest plantations of Arauco. As of June 30, 2024, a forest loss of ThU.S.$ 1,159 was recognized for fires in Chile.

78

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

79

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

As of June 30, 2024 and December 31, 2023 Arauco had made and / or had committed the following disbursements in major environmental projects:

		Disbursements undertaken 2023				Committed Disbursements
06-30-2024		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	-	Assets	Properties, plants and equipments	3,042	2024
Celulosa Arauco y Constitucion S.A	Investment projects for the control and management of gas emissions from industrial process	In process	-	Assets	Properties, plants and equipments	511	2024
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	524	Assets	Properties, plants and equipments	7,178	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,981	Assets	Properties, plants and equipments	10,091	2024
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	7,188	Expense	Operating costs	11,858	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	7,629	Expense	Operating costs	9,768	2024
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,215	Assets	Properties, plants and equipments	906	2024
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	46	Expense	Operating costs	361	2024
Forestal Arauco S.A.	Environmental improvement studies	In process	983	Expense	Operating costs	1,027	2024
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	210	Expense	Operating costs	210	2024
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	344	Assets	Properties, plants and equipments	17	2024
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	60	Assets	Properties, plants and equipments	2,590	2024
Arauco Industria de México, S.A. de C.V.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	435	Expense	Operating costs	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	3,000	Assets	Properties, plants and equipments	500	2024
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	249	Assets	Properties, plants and equipments	130	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	368	Assets	Properties, plants and equipments	-	2024
		TOTAL	25,232			48,189

		Disbursements undertaken 2023				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
12-31-2023 Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	1,624	Assets	Properties, plants and equipments	608	2024
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	9,095	Assets	Properties, plants and equipments	4,019	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,102	Assets	Properties, plants and equipments	13,072	2024
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,046	Expense	Operating costs	-	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,397	Expense	Operating costs	-	2024
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,395	Assets	Properties, plants and equipments	918	2024
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,677	Expense	Operating costs	127	2024
Forestal Arauco S.A.	Environmental improvement studies	Finished	336	Expense	Operating costs	-	2023
Forestal Arauco S.A.	Environmental improvement studies	In process	1,895	Expense	Operating costs	1,785	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	654	Assets	Properties, plants and equipments	52	2024
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	-	Assets	Properties, plants and equipments	2,650	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	2,854	Assets	Properties, plants and equipments	697	2024
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	856	Assets	Properties, plants and equipments	-	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,984	Assets	Properties, plants and equipments	-	2023
		TOTAL	66,164			23,928

80

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (“IAIL”, and jointly with Celulosa Arauco, the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale are all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of the latter’s shares of this associate.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests does not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

Given the above conditions of this operation and that were effective as of June 30, 2024, the assets and liabilities associated with this operation have been reclassified to Assets and Liabilities held for sale, in accordance with IFRS 5.

Prior to the reclassification to held for sale and as prescribed by IFRS 5, Arauco assessed whether at that date it was necessary to conduct an adjustment to bring such assets to the lower of their book value and realizable value, resulting in no adjustment to be recorded (the value of the sale is higher than the book value).

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

	06-30-2024	12-31-2023
Assets classified as held for sale	ThU.S.$	ThU.S.$
Cash and cash equivalents	14,850	9,852
Other non-financial assets	1,665	5,113
Trade and other receivables	2,395	2,879
Inventories	12,170	13,780
Biological assets	267,228	281,823
Tax assets	1,933	1,348
Intangible assets other tan goodwill	50	115
Property, plant and equiment	61,310	68,040
Right of use assets	13,641	17,308
Investments accounted using the equity method	26,340	29,102
Assets classified as held for sale (*)	401,582	429,360

(*)	Of the ThU.S.$ 401,582 (ThU.S.$ 429,360 as of December 31, 2023), ThU.S.$ 5,522 (ThU.S.$ 180 as of December 31, 2023) correspond to assets other than the sale operation that will be carried out by the Brazilian companies.

81

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2024	12-31-2023
Liabilities classified as held for sale	ThU.S.$	ThU.S.$
Other non-financial liabilities	633	1,040
Trade and other payables	7,073	7,834
Tax liabilities	3,315	3,430
Lease liabilities	15,131	18,795
Payables and other accounts payables	1	1
Other provisions	789	822
Deferred tax liabilities	64,659	67,406
Liabilities classified as held for sale	91,601	99,328

As of June 30, 2024, the Company recognized net deferred tax assets of ThU.S.$66,267 (ThU.S.$ 78,061 as of December 31, 2023) resulting from the proposed sale transaction. These deferred taxes reflect the difference between the financial book value and tax value of the companies to be sold, which were not previously recorded in accordance with IAS 12. This value is comprised of a debit to earnings for 2024 of ThU.S.$13,981 (charge of ThU.S.$57,110 as of December 31, 2023) and a credit to conversion reserves of ThU.S.$2,187 (ThU.S.$135,171 as of December 31, 2023) (see note 6). These deferred taxes were subsequently allocated to the tax result that was generated at the closing of the sale of the aforesaid investments.

82

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of June 30, 2024 and December 31, 2023, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	06-30-2024		12-31-2023
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets at fair value through profit or loss (held for trading)	103,738	103,738	132,869	132,869
Derivative (1)	96	96	61	61
Mutual funds (1)	103,642	103,642	132,808	132,808

Financial assets at amortized cost	1,772,699	1,772,699	1,551,929	1,551,929
Cash and cash equivalents (amortized cost)	757,507	757,507	437,200	437,200
Cash	514,769	514,769	338,033	338,033
Time deposits	241,678	241,678	99,167	99,167
Repurchase agreements	1,060	1,060	-	-
Accounts receivable (net)	974,859	974,859	1,099,403	1,099,403
Trade receivables	739,122	739,122	688,134	688,134
Lease receivable	79,721	79,721	80,925	80,925
Sundry debtors	12,784	12,784	11,320	11,320
Other receivables	78,321	78,321	248,217	248,217
Prepayments	64,911	64,911	70,807	70,807
Accounts receivable from related parties	4,031	4,031	2,616	2,616
Other financial assets (2)	36,302	36,302	12,710	12,710

Hedging assets	15,808	15,808	41,044	41,044

Financial liabilities at amortized cost (3)	7,981,957	7,738,600	7,896,442	7,227,349
Bonds issued denominated in U.S. dollars	3,405,439	3,097,436	3,402,747	2,936,324
Bonds issued denominated in U.F. (4)	1,490,651	1,484,611	1,594,291	1,323,194
Bank borrowings in U.S. dollars	1,245,967	1,307,276	878,793	933,723
Bank borrowings in other currencies	545,056	554,433	620,258	633,755
Lease liabilities	543,591	543,591	559,382	559,382
Trade and other payables	714,767	714,767	811,032	811,032
Accounts payable to related parties	36,486	36,486	29,939	29,939

Financial liabilities at fair value through profit or loss	19	19	498	498

Hedging liabilities	171,345	171,345	107,506	107,506

(1)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.
(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

83

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.2	Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of June 30, 2024 and December 31, 2023, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	06-30-2024	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	96	-	96	-
Mutual Funds	103,642	103,642	-	-

Hedging assets	15,808	-	15,808	-

Financial liabilities at fair value through profit or loss	19	-	19	-
Hedging liabilities	171,345	-	171,345	-

	12-31-2023	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	61		61	-
Mutual Funds	132,808	132,808	-	-

Hedging assets	41,044	-	41,044	-

Financial liabilities at fair value through profit or loss	498	-	498	-
Hedging liabilities	107,506	-	107,506	-

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3	Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

84

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these interim consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Interest bearing borrowings, current (a)	1,507,883	1,120,904
(+) Other current financial liabilities	1,470,428	1,082,525
(+) Current lease liabilities	37,758	47,242
(-) Current hedging liabilities + current financial liabilities through profit or loss	303	8,863
Interest bearing borrowings, non-current (b)	5,722,821	5,934,567
(+) Other non-current financial liabilities	5,388,049	5,521,568
(+) Non-current lease liabilities	505,833	512,140
(-) Non-current hedging liabilities + non-current financial liabilities through profit or loss	171,061	99,141
Financial debt total (a+b) = (c)	7,230,704	7,055,471

Cash and cash equivalents	861,149	570,008
Other current financial assets	27,758	45,604
Total cash (d)	888,907	615,612

Net financial debt (e)	6,341,797	6,439,859

Equity attributable to parent company	7,912,461	8,002,446
Non-controlling interests	6,683	6,583
Total equity (f)	7,919,144	8,009,029

Debt to equity ratio (e/f) = (g)	0.80	0.80

(a)	Other current financial liabilities + current lease liabilities – (current hedging liabilities + current financial liabilities through profit or loss).
(b)	Other non-current financial liabilities + non-current lease liabilities – (non-current hedging liabilities + non-current financial liabilities through profit or loss).
(c)	Interest bearing borrowings, current + interest bearing borrowings, non-current.
(d)	Cash and cash equivalents + other current financial assets.
(e)	Total financial debt – total cash.
(f)	Equity attributable to parent company + non-controlling interests.
(g)	Net financial debt / total equity.

85

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Other financial liabilities (a)	6,858,477	6,604,093
Other current financial liabilities	1,470,428	1,082,525
Other non-current financial liabilities	5,388,049	5,521,568

Lease liabilities (b)	543,591	559,382
Current lease liabilities	37,758	47,242
Non-current lease liabilities	505,833	512,140
Financial liabilities at fair value through profit or loss	19	498

Hedging liabilities (c)	171,345	107,506
Swaps	171,119	107,502
Forward	226	4
Financial debt total (a+b+c) = (d)	7,230,704	7,055,471

Cash and cash equivalents	861,149	570,008
Total Cash (e)	861,149	570,008

Net financial debt (d-e) = (f)	6,369,555	6,485,463

Equity attributable to parent company	7,912,461	8,002,446
Non-controlling interests	6,683	6,583
Total equity (g)	7,919,144	8,009,029

Debt to equity ratio (f/g) = (h)	0.80	0.81

(a)	Other current financial liabilities + other non-current financial liabilities.
(b)	Current lease liabilities + non-current lease liabilities.
(c)	Swaps + forwards.
(d)	Other financial liabilities + lease liabilities + financial liabilities at fair value through profit or loss + Hedging liabilities.
(e)	Cash and cash equivalents + other current financial assets.
(f)	Total financial debt – total cash.
(g)	Equity attributable to parent company + non-controlling interests.
(h)	Net financial debt / total equity.

86

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the interim consolidated statements of financial position as of June 30, 2024 and December 31, 2023:

	06-30-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	529,013	67,257	596,270	281,314	1,193,090	2,825,416	4,299,820	4,896,090
Bank borrowings	422,633	451,222	873,855	734,313	149,494	33,361	917,168	1,791,023
Swap and Forward	303	-	303	171,061	-	-	171,061	171,364
Total other financial liabilities (a)	951,949	518,479	1,470,428	1,186,688	1,342,584	2,858,777	5,388,049	6,858,477

	06-30-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	8,953	28,805	37,758	73,876	62,946	369,011	505,833	543,591
Total lease liabilities (b)	8,953	28,805	37,758	73,876	62,946	369,011	505,833	543,591

	06-30-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	653,369	20,896	674,265	40,502	-	-	40,502	714,767
Accounts payable to related companies	10,191	-	10,191	-	7,581	18,714	26,295	36,486
Total accounts payable (c)	663,560	20,896	684,456	40,502	7,581	18,714	66,797	751,253

Total financial liabilities (a) + (b) + (c)	1,624,462	568,180	2,192,642	1,301,066	1,413,111	3,246,502	5,960,679	8,153,321

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	569,526	598,640	296,326	708,379	3,393,693	4,398,398	4,997,038
Bank borrowings	86,243	388,779	475,022	786,031	169,016	68,982	1,024,029	1,499,051
Swap and Forward	8,863	-	8,863	99,141	-	-	99,141	108,004
Total other financial liabilities (a)	124,220	958,305	1,082,525	1,181,498	877,395	3,462,675	5,521,568	6,604,093

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382
Total lease liabilities (b)	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	744,010	16,445	760,455	27,763	-	22,814	50,577	811,032
Accounts payable to related companies	6,958	-	6,958	-	7,581	15,400	22,981	29,939
Total accounts payable (c)	750,968	16,445	767,413	27,763	7,581	38,214	73,558	840,971

Total financial liabilities (a) + (b) + (c)	892,099	1,005,081	1,897,180	1,279,712	943,909	3,883,645	6,107,266	8,004,446

87

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative instruments

Hedging instruments recorded as of June 30, 2024 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the interim consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in interim consolidated statement of changes in equity as other comprehensive income or the interim consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim consolidated statements of financial position as of June 30, 2024 and December 31, 2023, is presented below:

Financial instruments	06-30-2024 Fair value ThU.S.$	12-31-2023 Fair value ThU.S.$
Financial assets at fair value through profit or loss	96	61
Derivatives (1)	96	61

Hedging assets	15,808	41,044
Derivatives (1)	876	7,533
Cross Currency Swaps (2)	14,932	33,511

Financial liabilities at fair value through profit or loss	(19)	(498)
Derivatives (1)	(19)	(498)

Hedging liabilities	(171,345)	(107,506)
Derivatives (1)	(408)	(1,201)
Cross currency swaps (2)	(170,937)	(106,305)
(1)	Includes HFO swap, zero cost collar, forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

88

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of June 30, 2024 and December 31, 2023:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	06-30-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
F	BCI	19,250,012	500,000	10-30-2021	10-30-2029	1,385	2,400
F	Scotiabank	19,273,129	500,000	10-30-2021	10-30-2029	1,607	2,674
F	Banco de Chile	18,988,533	500,000	4-30-2019	10-30-2029	1,037	1,998
F	BCI	19,189,218	500,000	4-30-2023	10-30-2029	987	1,922
F	BCI	19,213,215	500,000	4-30-2023	10-30-2029	967	1,901
F	BCI	18,810,779	500,000	4-30-2023	10-30-2029	1,308	2,273
F	BCI	18,988,531	500,000	4-30-2023	10-30-2029	1,154	2,104
P	BCI	29,750,020	772,727	11-15-2021	11-15-2032	2,363	4,019
P	BCI	29,747,510	772,727	11-15-2021	11-15-2032	3,111	4,861
P	Itau	32,770,723	772,727	6-15-2021	12-15-2029	(1,582)	(407)
P	Santander	64,526,904	1,545,454	6-15-2021	12-15-2029	(3,591)	(685)
R	Santander	128,611,183	3,000,000	10-1-2014	4-1-2024	-	(4,612)
R	JP Morgan	43,185,224	1,000,000	10-1-2014	4-1-2024	-	(1,556)
R	Itau	43,277,070	1,000,000	10-1-2014	4-1-2024	-	(1,447)
R	Deutsche	42,870,394	1,000,000	4-1-2024	4-1-2035	(4,709)	-
R	Deutsche	42,870,394	1,000,000	4-1-2024	4-1-2035	(4,412)	-
R	JP Morgan	42,870,394	1,000,000	4-1-2024	4-1-2035	(3,924)	-
R	Deutsche	43,185,224	1,000,000	4-1-2024	4-1-2035	(4,439)	-
R	JP Morgan	43,277,070	1,000,000	4-1-2024	4-1-2035	(4,613)	-
S	Santander	201,340,031	5,000,000	11-15-2016	11-15-2026	1,013	8,946
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(1,702)	(129)
W	Scotiabank	40,537,926	1,000,000	10-10-2018	10-10-2028	(1,799)	(155)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,178)	414
X	Santander	118,400,504	3,000,000	10-10-2018	10-10-2038	(14,598)	(6,778)
X	Santander	97,971,786	2,500,000	10-10-2018	10-10-2038	(11,881)	(5,358)
Y	JP Morgan	89,387,460	2,000,000	5-15-2023	5-15-2033	(12,995)	(9,435)
Z	Santander	76,786,471	2,000,000	5-15-2023	5-15-2033	(14,735)	(10,687)
Z	Banco de Chile	44,572,044	1,000,000	5-15-2023	5-15-2033	(6,022)	(4,135)
Z	JP Morgan	44,572,044	1,000,000	5-15-2023	5-15-2033	(6,108)	(4,290)
Z	JP Morgan	44,559,642	1,000,000	5-15-2023	5-15-2033	(5,802)	(3,962)
AB	BCI	43,724,036	1,000,000	11-15-2023	11-15-2032	(5,128)	(3,116)
AB	BCI	43,709,927	1,000,000	11-15-2023	11-15-2032	(4,781)	(2,744)
AB	BCI	43,762,973	1,000,000	6-15-2021	12-15-2029	(4,922)	(2,893)
AB	Banco de Chile	43,601,403	1,000,000	6-15-2021	12-15-2029	(4,646)	(2,534)
AB	Itau	43,654,189	1,000,000	6-15-2021	12-15-2029	(4,487)	(2,581)
						(113,122)	(33,992)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	06-30-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
Santander	76,786,471	64,705,882	4-10-2023	4-10-2032	(9,243)	(8,173)
Banco de Chile	38,393,235	32,352,941	4-10-2023	4-10-2032	(4,071)	(3,640)
MUFG	76,786,471	64,705,882	4-10-2023	4-10-2032	(8,515)	(7,729)
JP Morgan	153,572,941	129,411,765	4-10-2023	4-10-2032	(16,791)	(15,392)
HSBC	38,393,235	32,352,941	4-10-2023	4-10-2032	(4,263)	(3,868)
					(42,883)	(38,802)

89

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of June 30, 2024 and December 31, 2023, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	06-30-2024 notional ThU.S.$	06-30-2024 fair value ThU.S.$	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	5,470	127	8,490	292
UYUUSD	Citibank U.K.	2,950	77	5,550	163
UYUUSD	Itaú - Uruguay	6,245	64	10,555	358
UYUUSD	Banco de la República Oriental de Uruguay	-	-	1,920	107
UYUUSD	JPMorgan Chase Bank U.K.	3,220	14	-	-
UYUUSD	HSBC - Uruguay	7,570	(98)	-	-
UYUUSD	Citibank U.K.	1,450	(11)	-	-
UYUUSD	Itaú - Uruguay	3,850	(84)	2,300	(7)
UYUUSD	Banco de la República Oriental de Uruguay	1,075	(33)	-	-
EURUSD	Itaú - Uruguay	64	1	299	14
EURUSD	Santander - Uruguay	-	-	916	10
			57		937

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of June 30, 2024 and December 31, 2023, are detailed below:

Commodity	Institution	06-30-2024 notional ThU.S.$	06-30-2024 fair value ThU.S.$	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	2,481	236	734	43
Fuel Oil N°6	DNB Bank ASA	4,510	252	331	9
Fuel Oil N°6	BNP Paribas	3,588	201	531	19
Fuel Oil N°6	JP Morgan - N.A.	1,084	(32)	3,523	(353)
Fuel Oil N°6	DNB Bank ASA	2,153	(72)	6,875	(530)
Fuel Oil N°6	BNP Paribas	1,932	(97)	3,580	(313)
			488		(1,125)

23.4.3. United States

Interest rate swap

Arauco through its subsidiary in United States, does not maintain current Interest Rate Swaps in force as of the date of these financial statements. As of December 31, 2023, it had contracts with this type of instrument that has the purpose of setting the interest rate of a variable rate debt in the same currency (USD).

Institution	Amount ThU.S.$	Starting date	Ending date	06-30-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
JP Morgan - N.A.	70,000,000	04-28-2020	03-28-2024	-	2,234
Goldman Sachs N.A.	70,000,000	04-28-2020	03-28-2024	-	2,109
JP Morgan - N.A.	70,000,000	04-28-2020	03-28-2024	-	2,236
				-	6,579

90

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.4.4. Argentina

Forward

As of June 30, 2024, Arauco through its subsidiary in Argentina does not maintain current forward contracts. As of December 31, 2023, it had contracts with this type of instrument in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	06-30-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
ARSUSD	HSBC	5,000	11-29-2023	1-31-2024	-	(496)
					-	(496)

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of June 30, 2024 and 2023, there are provisions for impairment for ThU.S.$ 13,233 and ThU.S.$ 12,473, respectively.

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,772,699	1,551,929
Cash and cash equivalents (Mutual Funds not included)	757,507	437,200
Cash	514,769	338,033
Time deposits	241,678	99,167
Repurchase agreements	1,060	-
Accounts receivables (net)	978,890	1,102,019
Trade receivables	739,122	688,134
Lease receivable	79,721	80,925
Sundry debtors	12,784	11,320
Other receivables	78,321	248,217
Prepayments	64,911	70,807
Accounts receivable from related parties	4,031	2,616
Other financial assets (*)	36,302	12,710

(*)	Corresponds to the balance of assets from margin call for current derivatives (collateral).

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

91

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at June 30, 2024 and December 31, 2023, classified by currency is as follows:

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Cash and cash equivalents	861,149	570,008
U.S. dollars	618,644	310,108
Euro	8,262	6,532
Real	41,766	30,402
Argentine pesos	27,135	58,592
Mexican pesos	28,331	26,439
Other currencies	5,234	3,149
Chilean pesos	131,777	134,786

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of June 30, 2024 and December 31, 2023:

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Trade and other current receivables	887,805	997,902
U.S. dollars	601,204	711,883
Euros	32,073	30,330
Real	70,117	67,137
Argentine pesos	37,631	19,916
Mexican pesos	33,022	34,234
Other currencies	1,005	640
Chilean pesos	93,237	115,907
U.F.	19,516	17,855

Accounts receivable from related parties, current	4,031	2,616
Other currencies	-	-
Argentine pesos	1,097	174
Chilean pesos	2,934	2,442

Trade and other non-current receivables	87,054	101,501
U.S. dollars	5,912	13,613
Real	16,884	21,614
Argentine pesos	463	-
Chilean pesos	1,762	1,889
U.F.	62,033	64,385

92

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.6 Financial liabilities

Arauco's financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial liabilities	06-30-2024 ThU.S.$	12-31-2023 ThU.S.$
Total financial liabilities	8,153,321	8,004,446
Financial liabilities at fair value through profit or loss	19	498
Hedging liabilities	171,345	107,506
Financial liabilities at amortized cost	7,981,957	7,896,442

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of June 30, 2024 and December 31, 2023:

	06-30-2024 ThU.S.$	12-31-2023 ThU.S.$
Bank borrowings - current portion	334,256	304,830
Bonds issued - current portion	86,996	89,970
Total	421,252	394,800

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these interim consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		06-30-2024	12-31-2023	06-30-2024	12-31-2023
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		7,981,957	7,896,442	7,738,600	7,227,349
Bonds issued	U.S. dollar	3,405,439	3,402,747	3,097,436	2,936,324
Bonds issued	U.F.	1,490,651	1,594,291	1,484,611	1,323,194
Bank borrowings	U.S. dollar	1,245,967	878,793	1,307,276	933,723
Bank borrowings	Euro	367,443	414,428	376,820	427,925
Bank borrowings	Other currencies	177,613	205,830	177,613	205,830
Lease liabilities	U.F.	20,096	31,797	20,096	31,797
Lease liabilities	Chilean pesos	26,268	33,489	26,268	33,489
Lease liabilities	Real	357,706	364,011	357,706	364,011
Lease liabilities	Mexican pesos	1,965	3,540	1,965	3,540
Lease liabilities	U.S. dollar	136,877	126,199	136,877	126,199
Lease liabilities	Euro	126	150	126	150
Lease liabilities	Other currencies	553	196	553	196
Trade and other payables	U.S. dollar	208,149	173,681	208,149	173,681
Trade and other payables	Euro	26,966	18,933	26,966	18,933
Trade and other payables	Real	94,871	98,198	94,871	98,198
Trade and other payables	Argentine pesos	31,282	46,403	31,282	46,403
Trade and other payables	Mexican pesos	20,551	18,336	20,551	18,336
Trade and other payables	Other currencies	14,932	14,609	14,932	14,609
Trade and other payables	Chilean pesos	279,236	399,338	279,236	399,338
Trade and other payables	U.F.	38,780	41,534	38,780	41,534
Accounts payable to related parties	U.S. dollar	26,999	15,400	26,999	15,400
Accounts payable to related parties	Chilean pesos	9,487	14,539	9,487	14,539

93

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the interim consolidated statements of financial position as of June 30, 2024 and December 31, 2023 are as follows:

	06-30-2024
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,470,125	5,216,988	6,687,113
Lease liabilities	37,758	505,833	543,591
Trade and other payables	674,265	40,502	714,767
Accounts payable to related parties	10,191	26,295	36,486
Total financial liabilities at amortized cost	2,192,339	5,789,618	7,981,957

	12-31-2023
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,073,662	5,422,427	6,496,089
Lease liabilities	47,242	512,140	559,382
Trade and other payables	760,455	50,577	811,032
Accounts payable to related parties	6,958	22,981	29,939
Total financial liabilities at amortized cost	1,888,317	6,008,125	7,896,442

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January - June
	2024 ThU.S.$	2023 ThU.S.$
Opening balance	(64,952)	(10,112)
Gains (losses) on cash flow hedges, before tax	8,630	(29,698)
Recycle of cash flow hedges to profit or loss	(2,916)	209
Income tax relating to cash flow hedges of other comprehensive income	(1,528)	7,792
Closing balance	(60,766)	(31,809)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

94

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

Instrument	06-30-2024 ThU.S.$	12-31-2023 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds	1,490,651	1,594,291	N/R	✓
Term loan credit	273,197	272,664	✓	✓
RCF credit	225,507	225,040	✓	✓
Term loan credit	212,734	-	✓	✓
Term loan credit	-	212,619	✓	✓
Syndicate ECA	367,443	414,428	✓	✓

N/R: Not required for the financial obligation.

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of June 30, 2024 and December 31, 2023, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of June 30, 2024, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of June 30, 2024 and December 31, 2023 is as follows:

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Equity	7,919,144	8,009,029
Bank borrowings	1,791,023	1,499,051
Lease liabilities	543,591	559,382
Bonds issued	4,896,090	4,997,038
Capitalization	15,149,848	15,064,500

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

95

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	739,086	688,098
Lease receivable	17,571	16,314
Sundry debtors	10,145	8,615
Other receivables	56,533	222,945
Prepayments	64,470	61,930
Net subtotal	887,805	997,902

Trade receivables	748,505	696,226
Lease receivable	17,571	16,314
Sundry debtors	11,698	10,464
Other receivables	57,331	223,956
Prepayments	64,470	61,930
Gross subtotal	899,575	1,008,890

Provision for doubtful trade receivables	9,419	8,128
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,553	1,849
Provision for doubtful other receivables	798	1,011
Subtotal bad debt	11,770	10,988

Non-current receivables

Trade receivables	36	36
Lease receivable	62,150	64,611
Sundry debtors	2,639	2,705
Other receivables	21,788	25,272
Prepayments	441	8,877
Net subtotal	87,054	101,501

Trade receivables	1,499	1,521
Lease receivable	62,150	64,611
Sundry debtors	2,639	2,705
Other receivables	21,788	25,272
Prepayments	441	8,877
Gross subtotal	88,517	102,986

Provision for doubtful trade receivables	1,463	1,485
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,463	1,485

96

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-Division, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of June 30, 2024, Arauco’s balance for commercial debtors was ThU.S.$ 750,004 of which, according to the agreed sales conditions, 55.96% corresponded to sales on credit (open account), 41.55% to sales with letters of credit and 2.49% to other types of sales. The client with the largest Open Account debt represented 2.01% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

June 30, 2024
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,423	677	35	24	11	6	8	8	8	41	2,241
ThU.S.$	689,166	52,256	920	588	209	121	102	162	493	5,987	750,004
%	91.89%	6.96%	0.12%	0.08%	0.03%	0.02%	0.01%	0.02%	0.07%	0.80%	100%

December 31, 2023
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,375	750	34	30	79	8	3	3	2	42	2,326
ThU.S.$	640,699	41,369	1,503	9,275	70	104	55	15	11	4,646	697,747
%	91.82%	5.93%	0.22%	1.33%	0.01%	0.01%	0.01%	0.00%	0.00%	0.67%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

June 30, 2024:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	304,673	6,960	-	-	-	-	-	-	-	-	311,633
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	371,642	40,859	866	336	209	121	102	162	493	4,896	419,686
Loss allowance provision	3,479	-	25	2,789	21	11	10	153	492	2,786	9,766
Expected loss rate	0.88%	0.00%	2.89%	830.06%	10.05%	9.09%	9.80%	94.44%	99.80%	56.90%
Others	12,851	4,437	54	252	-	-	-	-	-	1,091	18,685
Loss allowance provision	-	-	-	25	-	-	-	-	-	1,091	1,116
Expected loss rate	0.00%	0.00%	0.00%	9.92%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
Total trade receivables (ThU.S.$)	689,166	52,256	920	588	209	121	102	162	493	5,987	750,004
Total allowance for doubtful accounts (ThU.S.$)	3,479	-	25	2,814	21	11	10	153	492	3,877	10,882

December 31, 2023:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	303,333	4,828	-	-	-	-	-	-	-	-	308,161
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	329,266	35,426	1,468	9,214	58	101	55	15	11	3,307	378,921
Loss allowance provision	3,272	-	44	30	6	10	6	15	11	2,799	6,193
Expected loss rate	1.00%	0.00%	3.00%	0.33%	10.34%	9.90%	10.91%	100.00%	100.00%	84.64%
Others	8,100	1,115	35	61	12	3	-	-	-	1,339	10,665
Loss allowance provision	-	-	-	6	5	2	-	25	-	1,339	1,377
Expected loss rate	0.00%	0.00%	0.00%	9.84%	41.67%	66.67%	0.00%	0.00%	0.00%	100.00%
Total trade receivables (ThU.S.$)	640,699	41,369	1,503	9,275	70	104	55	15	11	4,646	697,747
Total allowance for doubtful accounts (ThU.S.$)	3,272	-	44	36	11	12	6	40	11	4,138	7,570

97

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of June 30, 2024 and December 31, 2023:

	06-30-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	12,473	7,960
Increase in loan loss allowance recognized in profit or loss during the year	1,653	3,507
Increase due to business combination	-	2,043
Receivables written off during the year as uncollectible	(39)	-
Unused amount reversed	(854)	(1,037)
Closing balance	13,233	12,473

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the sales risk with letters of credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Allianz Trade For Multinationals (Aa2 rating, as per risk rating companies Moody’s).

98

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 118,848, effective as of June 30, 2024, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	2,799	2.40%
Standby	13,884	11.70%
Promissory notes	87,021	73.20%
Finance	2,012	1.70%
Mortgage	903	0.80%
Pledge	632	0.50%
Loan agreement	11,597	9.70%
Total guarantees	118,848	100.00%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the Open Account debt covered by the various insurance policies and guarantees amounts to 88.4% and, therefore, Arauco’s portfolio exposure amounts to 11.6%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	492,258	100.00%
Secured receivables (*)	435,140	88.40%
Unsecured receivables	57,118	11.60%

(*)	Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities, defined by the regulatory body (Commission for the Financial Market) and carried out by rating agencies authorized by said organization.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of June 30, 2024 and December 31, 2023.

The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

100

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2024				Maturity							Total
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	235,515	-	-	-	-	-	235,515	-	6.42%	1.05% + Sofr 6m
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,577	19,577	283,742	-	-	-	19,577	303,319	7.05%	1.75% + Sofr 6m
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco Estado	35,159	-	-	-	-	-	-	35,159	-	5.46%	Fixed 5.46%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco Estado	100,458	-	-	-	-	-	-	100,458	-	5.49%	Fixed 5.49%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco Estado	50,229	-	-	-	-	-	-	50,229	-	5.49%	Fixed 5.49%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Crédito e Inversiones	50,174	-	-	-	-	-	-	50,174	-	6.27%	Fixed 6.27%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	70,37	-	-	-	-	-	-	70,37	-	5.59%	Fixed 5.59%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco Scotiabank	50,188	-	-	-	-	-	-	50,188	-	5.65%	Fixed 5.65%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco Itaú	50,167	-	-	-	-	-	-	50,167	-	5.74%	Fixed 5.74%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euro	BNP paribas / ECA	-	73,805	73,059	72,321	71,578	70,826	35,135	73,805	322,919	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	ITAU	-	1,646	-	-	-	-	-	1,646	-	9.00%	Fixed 6.56%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimiento do Extremo Sul	13	38	102	100	-	-	-	51	202	6.00%	Fixed 5.10%
-	TecVerde Engenharia S.A.	Brazilian real	Santander	-	3,424	-	-	-	-	-	3,424	-	14.00%	CDI + 2.66%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	15,37	-	-	-	-	-	15,37	-	4.97%	Fixed 4.97%
-	Eufores S.A.	U.S. dollar	BBVA	-	9,762	-	-	-	-	-	9,762	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	39,447	-	-	-	-	-	39,447	-	4.97%	Fixed 4.97%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,561	-	-	-	-	-	2,561	-	4.97%	Fixed 4.97%
-	Eufores S.A.	U.S. dollar	ITAU	10,5	12,315	-	-	-	-	-	22,815	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	Santander	-	28,249	-	-	-	-	-	28,249	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	10,269	-	-	-	-	-	10,269	-	5.60%	Fixed 5.6%
-	Arauco MS Partipações S.A.	Brazilian real	Banco Safra S.A.	2,231	6,135	11,512	10,559	9,624	8,692	-	8,366	40,387	12.05%	CDI + 1.65%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	27	27	504	-	-	-	-	54	504	12.15%	CDI + 1.75%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,777	3,707	70,427	-	-	-	-	7,484	70,427	12.02%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	2,833	17,884	18,896	16,912	-	-	-	20,717	35,808	11.96%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	11,357	10,304	4,764	-	-	-	11,357	15,068	11.95%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	388	-	-	-	-	-	-	388	-	16.00%	Fixed 16.00%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	371	-	-	-	-	-	-	371	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	369	-	-	-	-	-	369	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	942	-	-	-	-	-	942	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	351	-	-	-	-	-	351	-	16.50%	Fixed 16.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	445	-	-	-	-	-	445	-	15.65%	Fixed 15.65%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	7,351	7,193	14,425	224,425	-	-	-	14,544	238,85	6.78%	1.55% + Sofr 6m
			Total bank borrowings	434,236	500,388	218,806	612,823	81,202	79,518	35,135	934,624	1,027,484

June 30, 2024				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	22,073	21,313	20,553	19,792	19,032	9,231	22,073	89,921	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	8,829	8,525	8,221	7,917	7,613	3,692	8,829	35,968	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	23,989	23,273	22,557	21,841	21,125	68,297	23,989	157,093	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,097	7,097	7,097	7,097	7,097	241,473	7,097	269,861	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,745	4,745	201,265	-	-	-	4,745	206,010	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,493	2,493	2,493	2,493	120,582	-	2,493	128,061	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,868	5,868	5,868	5,868	5,868	303,863	5,868	327,335	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,447	2,447	2,447	2,447	2,447	86,899	2,447	96,687	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,314	6,314	6,314	6,314	6,314	287,294	6,314	312,550	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,314	6,314	6,314	6,314	6,314	306,237	6,314	331,493	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	511,250	-	-	-	-	-	-	511,250	-	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	509,688	-	-	19,375	548,438	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	807,000	22,000	895,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	521,250	-	21,250	585,000	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,050,000	27,500	1,160,000	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	521,000	21,000	605,000	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,040,750	25,750	1,143,750	5.16%	5.15%
			Total	534,625	203,669	225,284	420,004	707,271	813,892	4,725,736	738,294	6,892,167

101

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2024			Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	128	316	385	88	-	-	-	444	473
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	-	541	394	394	394	394	5,997	541	7,573
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	120	-	240	840
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	441	1,322	2,026	1,660	1,660	1,660	138	1,763	7,144
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	94	282	642	259	-	-	-	376	901
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	185	-	-	-	-	-	331	-
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	4	-	-	-	-	-	-	4	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	305	415	553	553	553	553	4,793	720	7,005
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	210	580	252	41	-	-	-	790	293
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	4	4	10	-	-	-	-	8	10
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	51	249	-	-	-	-	-	300	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	38	506	-	-	-	-	-	544	-
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	5,834	18,217	24,676	24,843	24,850	25,921	393,476	24,051	493,766
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	150	108	144	131	118	89	-	258	482
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	11	44	60	19	-	-	-	55	79
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	1,370	1,007	2,377	2,377	2,377	2,377	20,384	2,377	29,892
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	412	1,235	1,646	1,646	1,646	823	-	1,647	5,761
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	35	73	59	5	-	-	-	108	64
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,003	3,016	4,033	4,048	4,063	4,077	54,414	4,019	70,635
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,704	8,111	8,763	2,250	2,250	2,250	563	10,815	16,076
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	1,325	51	1,732	6,572
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	33	101	519	457	857	960	5,587	134	8,380
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	267	692	814	159	48	-	-	959	1,021
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	56	461	70	-	-	-	-	517	70
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	159	479	640	640	640	536	6,476	638	8,932
-	Eufores S.A.	U.S. dollar	Lands	1,077	3,220	7,018	6,489	5,997	5,708	36,101	4,297	61,313
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,223	1,223	611	-	-	1,223	3,057
-	Eufores S.A.	U.S. dollar	Buildings and constructions	92	276	318	157	162	168	523	368	1,328
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	7	5	5	-	-	-	-	12	5
-	E2E SpA.	Chilean pesos	Lands	79	236	-	-	-	-	-	315	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	79	-	-	-	-	-	79
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	9	25	24	19	2	-	-	34	45
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	20	42	-	-	-	-	-	62	-
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	-	865	599	352	16	-	-	865	967
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	-	50	148	166	186	207	37	50	744
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	-	54	70	49	12	-	-	54	131
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	-	3	-	-	-	-	-	3	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	-	4	4	-	-	-	-	4	4
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	-	21	34	41	2	-	-	21	77
			Total	15,538	45,141	59,557	50,038	48,416	47,168	528,540	60,679	733,719

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

102

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023				Maturity							Total
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,715	19,661	293,584	-	-	-	19,715	313,245	7.09%	Fixed 7.05%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	15,037	227,465	-	-	-	-	15,037	227,465	6.63%	Fixed 6.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	70,316	-	-	-	-	-	-	70,316	-	5.72%	Fixed 5.72%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	76,690	75,881	75,118	74,346	73,577	72,803	76,690	371,725	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	ITAU	-	1,722	-	-	-	-	-	1,722	-	9.00%	Fixed 4.63%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimiento do Extremo Sul	30	34	121	146	-	-	-	64	267	6.00%	Fixed 5.10%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,678	-	-	-	-	-	7,678	-	4.76%	Fixed 4.76%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,559	-	-	-	-	-	2,559	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,153	-	-	-	-	-	28,153	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	BBVA	-	17,989	-	-	-	-	-	17,989	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	ITAU	-	7,713	-	-	-	-	-	7,713	-	5.75%	Fixed 5.75%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	2,569	-	-	-	-	-	2,569	-	5.65%	Fixed 5.65%
-	Eufores S.A.	U.S. dollar	Santander	-	28,262	-	-	-	-	-	28,262	-	5.70%	Fixed 5.7%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,773	2,641	18,670	16,880	15,104	-	-	5,414	50,654	13.30%	CDI + 1.65%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	34	34	68	550	-	-	-	68	618	13.40%	CDI + 1.75%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	4,729	4,752	9,440	76,976	-	-	-	9,481	86,416	13.27%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG pactual S.A.	-	6,713	22,786	20,562	18,302	-	-	6,713	61,650	13.21%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	13,988	12,628	11,311	-	-	-	13,988	23,939	13.20%	CDI + 1.55%
-	Arauco Argentina S.A.	Brazilian real	Banco Industria y Comercial de China	-	585	-	-	-	-	-	585	-	14.50%	Fixed 14.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	602	-	-	-	-	-	602	-	15.00%	Fixed 15.0%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	1,842	-	-	-	-	-	1,842	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	953	-	-	-	-	-	-	953	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	1,192	-	-	-	-	-	1,192	-	15.60%	Fixed 15.6%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	608	-	-	-	-	-	-	608	-	16.00%	Fixed 16.0%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	217,811	-	-	-	-	-	217,811	-	7.36%	1.90% + Sofr 6m
			Total	79,443	458,281	386,720	495,127	107,752	73,577	72,803	537,724	1,135,979

December 31, 2023				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,465	22,671	21,876	21,081	20,286	19,492	23,465	105,406	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,386	9,068	8,750	8,432	8,115	7,797	9,386	42,162	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,444	24,696	23,947	23,199	22,451	82,318	25,444	176,611	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,417	7,417	7,417	7,417	7,417	256,060	7,417	285,728	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,959	4,959	212,811	-	-	-	4,959	217,770	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,605	2,605	2,605	2,605	127,317	-	2,605	135,132	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,132	6,132	6,132	6,132	6,132	320,618	6,132	345,146	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,558	2,558	2,558	2,558	2,558	92,093	2,558	102,325	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,599	6,599	6,599	6,599	6,599	303,536	6,599	329,932	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,599	6,599	6,599	6,599	6,599	323,333	6,599	349,729	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	511,250	-	-	-	-	-	522,500	-	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	519,375	-	-	19,375	558,125	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	818,000	22,000	906,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	510,625	21,250	595,625	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,063,750	27,500	1,173,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	531,500	21,000	615,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,053,625	25,750	1,156,625	5.16%	5.15%
			Total	34,625	719,914	230,179	436,169	721,497	324,974	5,382,747	754,539	7,095,566

103

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	176	408	442	274	4	-	-	584	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	478	-	478	418	418	418	6,767	478	8,499
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	-	240	960
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	510	1,189	2,078	2,081	1,750	1,750	1,021	1,699	8,680
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	101	202	505	632	135	-	-	303	1,272
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	439	38	-	-	-	-	585	38
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	5	9	-	-	-	-	-	14	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	418	-	-	-	-	-	669	-
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	585	1,004	498	165	-	-	-	1,589	663
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	4	13	12	-	-	-	-	17	12
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	56	8	-	-	-	-	-	64	-
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	11	6	-	-	-	-	-	17	-
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	11,308	18,810	24,625	26,022	25,990	27,219	442,609	30,118	546,465
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	18	55	73	12	-	-	-	73	85
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	13	38	51	30	-	-	-	51	81
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	1,106	1,573	2,679	2,679	2,679	2,679	24,114	2,679	34,830
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Buildings and constructions	434	1,302	1,735	1,735	1,735	1,736	-	1,736	6,941
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	433	1,299	1,732	1,732	1,732	1,732	509	1,732	7,437
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Plants and equipments	1,003	3,008	4,026	4,040	4,055	4,070	56,456	4,011	72,647
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	2,911	8,732	10,857	5,611	2,423	2,423	1,818	11,643	23,132
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	42	103	90	27	-	-	-	145	117
-	Arauco North America, Inc.	Brazilian real	Buildings and constructions	481	1,209	1,199	1,442	206	226	270	1,690	3,343
-	Arauco Canada Limited	Brazilian real	Motor vehicles	17	53	51	55	40	-	-	70	146
-	Arauco North America, Inc.	Brazilian real	Motor vehicles	199	626	437	216	62	1	-	825	716
-	Celulosa y Energía Punta Pereira S.A.	Brazilian real	Plants and equipments	240	560	641	641	641	641	6,693	800	9,257
-	Eufores S.A.	Brazilian real	Lands	1,008	3,021	6,808	6,327	5,834	5,548	35,413	4,029	59,930
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	917	1,222	1,222	306	-	1,223	3,667
-	Eufores S.A.	U.S. dollar	Buildings and constructions	87	108	111	152	158	163	648	195	1,232
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	9	19	6	3	-	-	-	28	9
-	E2E SpA.	Chilean pesos	Lands	107	321	-	-	-	-	-	428	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	143	-	-	-	-	-	143
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	23	23	13	8	-	-	31	44
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	56	19	-	-	-	-	75	19
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	421	1,303	643	359	196	17	-	1,724	1,215
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	9	81	126	138	155	174	31	90	624
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	25	80	63	40	-	-	-	105	103
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	34	107	157	175	78	-	-	141	410
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	4	-	-	-	-	-	5	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	5	4	-	-	-	-	7	4
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	7	22	19	3	-	-	-	29	22
79.990.550-7	Investigaciones Forestales Bioforest SpA.	U.F.	Motor vehicles	3	2	-	-	-	-	-	5	-
			Total	22,634	47,313	61,526	56,484	49,761	49,343	576,349	69,947	793,463

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

104

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 22 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of June 30, 2024, the total assets pledged as an indirect guarantee were MU.S.$ 382. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	126	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	352	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	13,469	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.S. dollar	4,920	Innergy Soluciones Energéticas S.A.
Madera Arauco S.A.	Guarantee policy		U.F.	2,278	Cermaq Chile S.A
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	Chilean pesos	213	Innova Chile
		Total		22,055

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee, of Arauco North America, Inc.	-	U.S. dollar	210,000	Bank Itaú Corpbanca – NY Branch
Arauco do Brasil S.A.	Endorsement of Arauco MS Partipações S.A.	-	Brazilian real	37,829	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	22,817	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	64,913	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	46,268	Bank BTG Pactual S.A.
		Total		381,827

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these interim consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 0.92% (equivalent to ThU.S.$ -/+ 1,301), and +/- 0.01% of equity (equivalent to ThU.S.$ -/+ 781).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these interim consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 11.16% (equivalent to ThU.S.$-/+$ 15,716) and a change on the equity of +/- 1.36% (equivalent to ThU.S.$ -/+$ 107,499).

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2024, 12.3% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 2.42% (equivalent to ThU.S.$-/+ 3,403) and +/- 0.026% (equivalent to ThU.S.$-/+ 2,042) on equity.

	June 2024 ThU.S.$	Total
Fixed rate	6,343,552	87.7%
Bonds issued	4,896,090
Bank borrowings and others (*)	903,871
Lease liabilities	543,591
Variable rate	887,152	12.3%
Bonds issued	-
Bank borrowings	887,152
Total	7,230,704	100.0%

	December 2023 ThU.S.$	Total
Fixed rate	6,353,990	90.1%
Bonds issued	4,997,038
Bank borrowings and others (*)	797,570
Lease liabilities	559,382
Variable rate	701,481	9.9%
Bonds issued	-
Bank borrowings	701,481
Total	7,055,471	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of June 30, 2024, revenue due to pulp sales accounted for 52.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 81.1% (equivalent to ThU.S.$-/+ 114,255) on the income for the year 2023 after tax and +/- 0.9% (equivalent to ThU.S.$ -/+ 68,553) on equity.

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants: five in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.3 million tons per year. Pulp is sold in more than 42 countries, mainly in Asia and Europe.

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada. The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 2,800,000 m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 7 sawmills in operation (6 in Chile and 1 in Argentina), the Company has a production capacity of 2.7 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Six-months period ended June 30, 2024	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from sales of goods	1,599,585	1,521,166	-	-	3,120,751		3,120,751
Revenues from rendering of services	68,160	-	360	-	68,520		68,520
Revenues from ordinary activities	1,667,745	1,521,166	360	-	3,189,271		3,189,271

Revenues from transactions with reportable segments	252,541	9,027	23,875	-	285,443	(285,443)	-

Finance income	-	-	-	38,609	38,609		38,609
Finance costs	-	-	-	(206,186)	(206,186)		(206,186)
Net finance costs	-	-	-	(167,577)	(167,577)		(167,577)

Depreciation and amortizations	230,378	88,238	1,214	3,920	323,750		323,750
Other income	46,321	9,776	241	9,877	66,215		66,215
Other expenses	33,241	37,726	1	12,886	83,854		83,854

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,658	-	-	(9,001)	(6,343)		(6,343)
Joint ventures	-	(4,878)	-	1,336	(3,542)		(3,542)

Income tax expense	-	-	-	(7,304)	(7,304)		(7,304)

Profit (loss) of each reportable segment	251,439	142,811	(4,236)	(249,150)	140,864		140,864
Geographical information on revenues
Revenue – Chilean entities	1,234,619	511,836	360	-	1,746,815		1,746,815
Revenue – Foreign entities	433,126	1,009,330	-	-	1,442,456		1,442,456
Total revenues from ordinary activities	1,667,745	1,521,166	360	-	3,189,271		3,189,271

Six-months period ended June 30, 2024	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal . ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	435,361	95,620	539	6,333	537,853	-	537,853
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	77,515	77,515	-	77,515

Six-months period ended June 30, 2024	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,672,445	2,913,943	16,396	1,438,997	18,041,781	(70,945)	17,970,836
Segment assets (excluding deferred tax assets)	13,672,445	2,913,943	16,396	1,333,615	17,936,399	(70,945)	17,865,454
Deferred tax assets				105,382	105,382		105,382

Investments accounted through equity method
Associates	31,399	-	-	55,859	87,258		87,258
Joint Ventures	-	204,598	-	116,762	321,360		321,360
Segment liabilities	1,140,793	380,687	48,289	8,481,923	10,051,692		10,051,692
Segment liabilities (excluding deferred tax liabilities)	1,140,793	380,687	48,289	7,017,878	8,587,647		8,587,647
Deferred tax liabilities				1,464,045	1,464,045		1,464,045

Geographical information on non-current assets
Chile	8,344,733	445,336	14,881	474,446	9,279,396	(6,874)	9,272,522
Foreign countries	2,916,294	1,206,641	-	108,330	4,231,265		4,231,265
Total non-current assets	11,261,027	1,651,977	14,881	582,776	13,510,661	(6,874)	13,503,787

111

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

Six-months period ended June 30, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from sales of goods	1,178,312	1,611,048	-	-	2,789,360		2,789,360
Revenues from rendering of services	56,848	1,990	191	-	59,029		59,029
Revenues from ordinary activities	1,235,160	1,613,038	191	-	2,848,389		2,848,389

Revenues from transactions with reportable segments	228,942	16,621	25,602	-	271,165	(271,165)	-

Finance income	-	-	-	50,959	50,959		50,959
Finance costs	-	-	-	(172,569)	(172,569)		(172,569)
Net finance costs	-	-	-	(121,610)	(121,610)		(121,610)

Depreciation and amortizations	222,094	93,326	841	3,937	320,198		320,198
Other income	197,379	28,752	334	8,311	234,776		234,776
Other expenses	215,309	25,435	1	6,852	247,597		247,597

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	1,383	-	-	564	1,947		1,947
Joint ventures	-	15,416	-	615	16,031		16,031

Income tax expense	-	-	-	84,119	84,119		84,119

Profit (loss) of each reportable segment	(167,960)	204,338	388	(138,183)	(101,417)		(101,417)
Geographical information on revenues
Revenue – Chilean entities	810,808	539,890	191	-	1,350,889		1,350,889
Revenue – Foreign entities	424,352	1,073,148	-	-	1,497,500		1,497,500
Total revenues from ordinary activities	1,235,160	1,613,038	191	-	2,848,389		2,848,389

Six-months period ended June 30, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	632,223	68,981	155	7,763	709,122	-	709,122
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	-	-	-

Twelve-months period ended December 31, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,864,686	2,967,646	16,480	1,135,689	17,984,501	(74,137)	17,910,364
Segment assets (excluding deferred tax assets)	13,864,686	2,967,646	16,480	1,047,122	17,895,934	(74,137)	17,821,797
Deferred tax assets				88,567	88,567		88,567

Investments accounted through equity method
Associates	34,558	-	-	65,248	99,806		99,806
Joint Ventures	-	215,322	-	108,483	323,805		323,805
Segment liabilities	1,170,684	392,104	47,487	8,291,060	9,901,335		9,901,335
Segment liabilities (excluding deferred tax liabilities)	1,170,684	392,104	47,487	6,747,436	8,357,711		8,357,711
Deferred tax liabilities				1,543,624	1,543,624		1,543,624

Geographical information on non-current assets
Chile	8,565,525	463,179	15,481	504,903	9,549,088	(6,668)	9,542,420
Foreign countries	2,888,631	1,245,369	-	58,366	4,192,366		4,192,366
Total non-current assets	11,454,156	1,708,548	15,481	563,269	13,741,454	(6,668)	13,734,786

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

six-months period ended June 30, 2024	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	612,156	180,180	(2,614)	(165,831)	623,891	-	623,891
Cash flows (used in) investing activities	(512,129)	(63,374)	(87)	(10,606)	(586,196)	-	(586,196)
Cash flows from (used in) financing activities	284,984	(19,387)	1,559	9,196	276,352	-	276,352
Net increase (decrease) in cash and cash equivalents	385,011	97,419	(1,142)	(167,241)	314,047	-	314,047

Six-months period endedJune 30, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	53,612	267,308	(2,607)	(169,027)	149,286	-	149,286
Cash flows (used in) investing activities	(625,835)	(71,380)	(1,260)	(26,768)	(725,243)	-	(725,243)
Cash flows from (used in) financing activities	644,214	9,034	9,615	19,020	681,883	-	681,883
Net increase (decrease) in cash and cash equivalents	71,991	204,962	5,748	(176,775)	105,926	-	105,926

Information required by geographic area:

	Geographical area
2024	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	1,697,137	232,091	297,141	562,140	239,394	92,848	3,120,751
Revenues from rendering of services	49,678	-	-	-	18,842	-	68,520
Revenues as of June 30, 2024	1,746,815	232,091	297,141	562,140	258,236	92,848	3,189,271
Non-current Assets at 06-30-2024 other than deferred tax	9,195,631	624,931	973,855	671,602	1,748,096	184,290	13,398,405

	Geographical area
2023	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	1,309,935	274,033	284,292	596,932	219,215	104,953	2,789,360
Revenues from rendering of services	40,954	-	1,987	-	16,085	3	59,029
Revenues as of June 30, 2023	1,350,889	274,033	286,279	596,932	235,300	104,956	2,848,389
Non-current Assets at 12-31-2023 other than deferred tax	9,466,748	612,467	1,035,237	687,247	1,684,160	163,360	13,646,219

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	06-30-2024 ThU.S.$	12-31-2023 ThU.S.$
Roads to amortize, current	62,219	58,464
Prepayment to amortize (insurance and others)	58,241	9,742
Recoverable taxes (related to purchases)	163,528	167,086
Other current non-financial assets	8,797	4,962
Total	292,785	240,254

Non-current non-financial assets	06-30-2024 ThU.S.$	12-31-2023 ThU.S.$
Roads to amortize, non-current	69,517	67,701
Guarantee values	2,349	3,391
Recoverable taxes	5,085	6,221
Other non-current non-financial assets	22,879	28,861
Total	99,830	106,174

Current non-financial liabilities	06-30-2024 ThU.S.$	12-31-2023 ThU.S.$
Provision of minimum dividend (1)	93,646	2,283
ICMS, PIS-COFINS and other tax payables - Brazil	21,428	23,180
Other tax payable	20,027	16,104
Other Current non-financial liabilities	6,804	8,581
Total	141,905	50,148

(1)	In 2024 correspond mainly to the minimum dividend provision of the parent company (see Note 26).

Non-current non-financial liabilities	06-30-2024 ThU.S.$	12-31-2023 ThU.S.$
ICMS and other tax payable - Brazil	45,869	58,069
Other non-current non-financial liabilities	4,761	5,521
Total	50,630	63,590

NOTE 26. DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

In 2023, the amount of ThU.S.$ 92,719 presented in the interim consolidated statement of changes in equity was approved and distributed, corresponding to an additional and extraordinary dividend of 10% to be paid for the profits of the parent company of 2022.

Is currently in force, the policy of distribute as dividends, an amount equivalent to the 40% of the distributable net income for each fiscal year. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

The following table details the adjustments made for the determination of distributable net profit as of June 30, 2024 and 2023:

	Distributable net profit
	06-30-2024 ThU.S.$	06-30-2023 ThU.S.$
Net profit attributable to parent company	140,881	(101,153)
Adjustments:
Biological assets
Unrealized gains (losses)	(25,767)	(108,687)
Realized gains (losses)	146,135	158,147
Deferred income taxes	(32,200)	(13,186)
Biological assets (net)	88,168	36,274
Distributable net profit	229,049	(65,041)
40%	91,620	-

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - June		April - June
	2024 ThU.S.$	2023 ThU.S.$	2024 ThU.S.$	2023 ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	140,881	(101,315)	40,581	(47,152)
Weighted average of number of shares	120,474,350	120,474,350	120,474,350	120,474,350
Basic and diluted earnings per share (in U.S.$ per share)	1.1693858	(0.8409674)	0.3368435	(0.3913862)

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June 30, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. EVENTS AFTER THE END OF THE REPORTING PERIOD

1. After the agreed suspensive conditions that were pending have been met, on July 16, 2024, the Company and its subsidiary Inversiones Arauco Internacional Limitada (together with Arauco, the “Sellers”) transferred all the shares and social rights that the Sellers directly held in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A. and indirectly held in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., which hold assets mainly in the state of Paraná, Brazil.

The sale price, which arises to the sum of ThU.S.$1,168,000 (one thousand one hundred and sixty-eight million dollars), has been paid as of this date and is subject to customary price adjustments after the closing of the transaction. The after-tax amount received by Arauco was approximately ThU.S.$967,000, which will generate a net profit after taxes of ThU.S.$ 174,000, which will be recognized in this year’s results. This amount differs from the amount reported in the Material Fact dated December 20, 2023, as a result of the early recognition of deferred taxes at year-end 2023, in accordance with IFRS accounting standards.

2. At the Ordinary Shareholders' Meeting of the Company held on April 23, 2024, the members of the Board of Directors were elected for a new statutory period, being composed by Mrs. Marcela Bravo Puldain and Messrs. Jorge Andueza Fouque, Roberto Angelini Rossi, Jorge Bunster Betteley, Matías Domeyko Cassel, Juan Ignacio Langlois Margozzini, Franco Mellafe Angelini, Eduardo Navarro Beltrán y Timothy C. Purcell.

Subsequently, at a meeting of the Company's Board of Directors, also held on April 23, 2024 after the Ordinary Shareholders' Meeting, the Board of Directors of Celulosa Arauco y Constitución S.A. adopted the following resolutions:

•	Elimination of the position of “Vicepresidente Ejecutivo” from the Company's senior management, which was held by Mr. Matías Domeyko Cassel, who had previously resigned from that position. With this, Mr. Cristián Infante Bilbao, the current Chief Operating Officer (Gerente General), became the Company's Chief Executive Officer, reporting directly to the Board of Directors.

•	Mr. Matías Domeyko Cassel was appointed as Chairman of the Board of Directors of Celulosa Arauco y Constitución S.A., Mr. Roberto Angelini Rossi as First Vice-Chairman and Mr. Jorge Andueza Fouque as Second Vice-Chairman.

3. The authorization for the issuance and publication of these interim consolidated financial statements for the six-months period ended June 30, 2024, was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 718 held on August 13, 2024.

Subsequent to June 30, 2024, and as of the date of issuance of these interim consolidated financial statements, there have been no additional events, that could materially affect the presentation of these interim consolidated financial statements.

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EXHIBITS

Exhibit	Description
99.1	Material Fact of Celulosa Arauco y Constitución S.A. Registration in the Securities Registry No. 42

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A. (Registrant)

Date: August 16, 2024	By:	/s/ Cristián Infante Bilbao
	Name:	Cristián Infante Bilbao
	Title:	Chief Executive Officer

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